Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Penn West announces fourth quarter and year end results

     CALGARY, Feb. 21 /CNW/ - PENN WEST ENERGY TRUST (TSX - PWT.UN; NYSE -
PWE) is pleased to announce its results for the fourth quarter and year ended
December 31, 2007
     ------------------------------------------------------------------------

     <<
     Canetic and Vault Closings

     -   On January 11, 2008, Penn West Energy Trust ("Penn West") closed its acquisition of Canetic Resources Trust ("Canetic"). The total acquisition cost was $3.6 billion, funded through the issuance of approximately 124.3 million trust units. In addition, $1.9 billion of debt and estimated working capital deficit including transaction costs was assumed. The acquisition provides for the strategic combination of Penn West and Canetic to form Canada's largest energy trust. The combined asset portfolio includes an industry leading ownership in Western Canada's highest quality conventional oil and natural gas pools and also includes a number of non-conventional growth opportunities including oil sands, coal bed methane, shale gas and enhanced oil recovery. Because the acquisition was completed subsequent to year end, the results of Canetic will not be included in the operating or financial results of Penn West until the first quarter of 2008.
     -   On January 10, 2008, Penn West closed its acquisition of Vault Energy
         Trust ("Vault"). The total acquisition cost was approximately
         $159 million, funded through the issuance of approximately
         5.6 million trust units, and approximately $227 million was assumed in debt and estimated working capital deficit including transaction costs. The acquisition added approximately 6,200 barrels of oil equivalent per day weighted 65 percent natural gas and 35 percent oil, 120,000 net undeveloped acres to Penn West's already significant land base and approximately $500 million to Penn West's tax pool position.

     Operations

     -   Production averaged 128,024 boe per day in the fourth quarter of 2007 compared to 125,345 boe per day in the third quarter of 2007.
         Property acquisitions of approximately $90 million, producing approximately 1,600 boe per day, closed late in 2007, thus minimally increasing reported fourth quarter production.
     -   Crude oil and NGL production averaged 73,332 barrels per day and natural gas production averaged 328 mmcf per day in the fourth quarter of 2007.
     -   Penn West invested $211 million on capital development including
         $20 million of net acquisitions, and drilled 43 net wells in the fourth quarter with a success rate of 99 percent.
     -   Pro forma productive capacity at December 31, 2007, taking the acquisitions that closed subsequent to year-end, was approximately
         206,000 boe per day, comprised of 105,000 barrels per day of crude oil, 540 mmcf per day of natural gas and 11,000 barrels per day of natural gas liquids.

     Financial

     -   Funds flow of $347 million ($1.44 per unit, basic) in the fourth quarter of 2007 was unchanged from the third quarter of 2007.
     -   Net income in the fourth quarter of 2007 was $127 million ($0.53 per unit, basic) compared to net income of $137 million ($0.57 per unit, basic) in the third quarter of 2007.

     Distributions

     -   Penn West's Board of Directors recently resolved to keep the Trust's distribution level at $0.34 per unit, per month, for the next three months based on current forecasts of commodity prices, production and planned capital expenditures.

     Long-term Project Updates

     -   In 2007 at our Peace River Oil Sands Project, we completed the drilling of 29 horizontal wells and 20 stratigraphic test wells and tied-in 11 production pads in Seal Main to Penn West owned production facilities. Geological and engineering studies are ongoing and include plans to drill an additional 24 stratigraphic test wells before the end of 2008, execution and interpretation of two 3-D seismic programs and extensive core analysis, all of which are aimed at further delineation of the project's resources. The application of development technology such as multi-leg horizontal wells and re-
         entries utilizing various configurations are yielding promising results in our continuing efforts to increase well productivity and reduce the capital intensity of future phases of the play.
     -   At our Pembina CO(2) pilot project, monitoring and evaluation is continuing and we drilled two vertical infill wells in the fourth quarter of 2007 to gather additional petrophysical data. The horizontal pilot expansion at Pembina remains targeted to be on-
         stream in the first quarter of 2008. The CO(2) pilot at South Swan
         Hills is currently under construction and is likewise targeted to be on-stream in the first quarter of 2008. Penn West is a participant in the Alberta Saline Aquifer Project along with 19 other industry participants.

     Senior Management Team

     -   In February 2008, the Penn West Board of Directors named Murray Nunns as President and Chief Operating Officer and David Middleton as
         Executive Vice-President of Operations and Corporate Development. Mr.
         Nunns, a former director of Penn West, is a Professional Geologist with 29 years of growth oriented oil and natural gas experience with a history of consistent success as an exploration and operational executive. Mr. Middleton has held a number of senior management positions with Penn West since 1999 and will have a new, more concentrated role including the development of Penn West's enhanced recovery programs. Penn West also announced the resignation of J. Paul Charron and Richard Tiede, effective February 8, 2008.

     HIGHLIGHTS

                                Three months ended                 Year ended
                                       December 31                December 31
                          ----------------------------------------------------
                                                 %                          %
                            2007      2006  change     2007      2006  change
     -------------------------------------------------------------------------
     Financial
     (millions, except
      per unit amounts)
     Gross revenues(1)   $  644.0  $  578.5     11  $2,461.8  $2,100.9     17
     Funds flow             347.2     303.3     14   1,331.5   1,176.8     13
       Basic per unit        1.44      1.23     17      5.56      5.86     (5)
       Diluted per unit      1.43      1.22     17      5.51      5.78     (5)
     Net income             127.0     122.9      3     175.5     665.6    (74)
       Basic per unit        0.53      0.44     20      0.73      3.32    (78)
       Diluted per unit      0.52      0.44     18      0.73      3.27    (78)
     Total expenditures,
      net                   210.7     159.4     32   1,140.2     577.9     97
     Long-term debt at
      period-end          1,943.2   1,285.0     51   1,943.2   1,285.0     51
     Distributions
      paid(2)            $  246.4  $  241.3      2  $  976.0  $  781.8     25

     Operations

     Daily production
       Natural gas
        (mmcf/d)            328.1     354.6     (7)    329.4     312.5      5
       Light oil and NGL
        (bbls/d)           51,070    48,233      6    50,175    39,514     27
       Conventional heavy
        oil (bbls/d)       22,262    22,586     (1)   22,019    20,776      6
     -------------------------------------------------------------------------
     Total production
      (boe/d)             128,024   129,915     (1)  127,098   112,369     13
     -------------------------------------------------------------------------

     Average sales price
       Natural gas
        (per mcf)        $   6.34  $   6.97     (9) $   6.85  $   6.75      1
       Light oil and NGL
        (per bbl)           76.99     57.43     34     68.75     65.02      6
       Conventional heavy
        oil (per bbl)       48.69     37.57     30     45.26     43.07      5

     Netback per boe
       Sales price       $  55.44  $  46.88     18  $  52.73  $  49.58      6
       Risk management      (1.02)     1.53   (167)     0.06      1.64    (96)
     -------------------------------------------------------------------------
       Net sales price      54.42     48.41     12     52.79     51.22      3
       Royalties             9.97      9.48      5      9.72      9.46      3
       Operating expenses   11.35     10.61      7     11.04     10.39      6
       Transportation        0.56      0.51     10      0.52      0.60    (13)
     -------------------------------------------------------------------------
       Netback           $  32.54  $  27.81     17  $  31.51  $  30.77      2
     -------------------------------------------------------------------------

     The above information includes non-GAAP measures not defined under generally accepted accounting principles ("GAAP"), including funds flow and netback. Funds flow is cash flow from operating activities before changes in non-cash working capital and asset retirement expenditures.
     Please refer to the calculation of funds flow table on the first page of the Management's Discussion and Analysis for a reconciliation of cash flow from operating activities to funds flow. Funds flow is used to assess the ability to fund distributions and planned capital programs.
     Barrels of oil equivalent (boe) are based on six mcf of natural gas equalling one barrel of oil (6:1). This could be misleading if used in isolation as it is based on an energy equivalency conversion method primarily applied at the burner tip and may not represent a value equivalency at the wellhead. Netback is a per-unit-of-production measure of operating margin used in capital allocation decisions.

     (1) Gross revenues include realized gains and losses on commodity contracts.
     (2) Includes distributions paid and reinvested in trust units under the distribution reinvestment plan.

     DRILLING PROGRAM

                               Three months ended                  Year ended
                                      December 31                 December 31
                      --------------------------------------------------------
                               2007          2006          2007          2006
                      --------------------------------------------------------
                       Gross    Net  Gross    Net  Gross    Net  Gross    Net
     -------------------------------------------------------------------------
     Natural gas          19      9     34     12    114     55    181    105
     Oil                  43     25     50     38    180    108    193    149
     Dry                   1      -      3      2      8      6     17     16
     -------------------------------------------------------------------------
                          63     34     87     52    302    169    391    270
     Stratigraphic and
      service             12      9      -      -     39     30     20     11
     -------------------------------------------------------------------------
     Total                75     43     87     52    341    199    411    281
     -------------------------------------------------------------------------
     Success Rate(1)            99%           96%           96%           94%
     -------------------------------------------------------------------------
     (1) Success rate is calculated excluding stratigraphic and service wells.

     UNDEVELOPED LANDS

                                                            As at December 31
                                                ------------------------------
     Penn West                                     2007       2006   % change
     -------------------------------------------------------------------------
     Gross acres (000s)                           3,760      4,176        (10)
     Net acres (000s)                             3,225      3,715        (13)
     Average working interest                       86%        89%         (3)
     -------------------------------------------------------------------------

     Penn West Pro Forma(1)                           As at December 31, 2007
     -------------------------------------------------------------------------
     Gross acres (000s)                                                 5,233
     Net acres (000s)                                                   4,124
     Average working interest                                             79%
     -------------------------------------------------------------------------
     (1) Pro forma data includes Penn West, Canetic, Vault and Titan
         Exploration Ltd. ("Titan"), the acquisition of which was 100 percent completed by Canetic on January 10, 2008.

     FARM-OUT ACTIVITY

                                       Three months ended          Year ended
                                              December 31         December 31
                                       ---------------------------------------
                                           2007      2006      2007      2006
                                       ---------------------------------------
     Wells drilled on farm-out lands(1)      24        57       171       169
     -------------------------------------------------------------------------
     (1) Wells drilled on Penn West lands, including re-completions and re-
         entries, by independent operators pursuant to farm-out agreements.

     CORE AREA ACTIVITY

               Net wells drilled
                   for the three   Net wells drilled   Undeveloped land as at
     Core           months ended  for the year ended        December 31, 2007
     Area      December 31, 2007   December 31, 2007  (thousands of net acres)
     -------------------------------------------------------------------------
     Central                  18                  81                    1,253
     Plains                   21                 112                      964
     Northern                  4                   6                    1,008
     -------------------------------------------------------------------------
                              43                 199                    3,225
     -------------------------------------------------------------------------

     TRUST UNIT DATA

                                                       Year ended December 31
                                                ------------------------------
     (millions of units)                           2007       2006    %change
     -------------------------------------------------------------------------
     Weighted average

       Basic                                      239.4      200.8         19
       Diluted                                    241.5      203.5         19

     Outstanding as at December 31

       Basic                                      242.7      237.1          2
       Basic plus trust unit rights               257.1      248.4          4

       Pro forma outstanding as
        at December 31(1)

       Basic                                      372.6      367.0          2
     -------------------------------------------------------------------------
     (1) Pro forma data includes Penn West and units issued to close the
         Canetic and Vault acquisitions.

     On January 11, 2008, Penn West issued approximately 124.3 million trust units on the closing of the Canetic acquisition and approximately 5.6 million units on the closing of the Vault acquisition on January 10, 2008.

     TAX POOLS

     Penn West Pro Forma(1)
     (millions)                                       As at December 31, 2007
     -------------------------------------------------------------------------
     Undepreciated capital cost (UCC)                               $ 1,499.0
     Canadian oil and gas property expense (COGPE)                    2,113.3
     Canadian development expense (CDE)                                 714.5
     Canadian exploration expense (CEE)                                  15.0
     Non-capital losses                                               1,226.5
     -------------------------------------------------------------------------
     Total                                                          $ 5,568.3
     -------------------------------------------------------------------------
     (1) Pro forma data includes Penn West, Canetic, Vault and Titan.

     RESERVE DATA

     a) Working Interest Reserves using forecast prices and costs

                       -------------------------------------------------------
     Penn West as at                                       Natural  Barrels of
     December 31, 2007     Light &              Natural        Gas         Oil
     Reserve            Medium Oil   Heavy Oil      Gas    Liquids  Equivalent
     Estimates
     Category(1)(2)        (mmbbl)     (mmbbl)     (bcf)    (mmbbl)    (mmboe)
     -------------------------------------------------------------------------

     Proved
     Developed
      producing             151.4       41.9      621.1       15.2      312.0
     Developed
      non-producing           4.5        2.6       43.4        1.0       15.2
     Undeveloped             34.5        1.0       38.5        1.1       43.1
     -------------------------------------------------------------------------
     Total proved           190.4       45.5      703.0       17.3      370.3
     Probable                57.2       16.4      197.8        5.1      111.7
     -------------------------------------------------------------------------
     Total proved
      plus probable         247.6       61.9      900.8       22.4      482.0
     -------------------------------------------------------------------------
     (1) Working interest reserves are before royalty burdens and exclude royalty interests.
     (2) Columns may not add due to rounding.

     b) Net After Royalty Interest Reserves using forecast prices and costs

                       -------------------------------------------------------
     Penn West as at                                       Natural  Barrels of
     December 31, 2007     Light &              Natural        Gas         Oil
     Reserve            Medium Oil   Heavy Oil      Gas    Liquids  Equivalent
     Estimates
     Category(1)(2)        (mmbbl)     (mmbbl)     (bcf)    (mmbbl)    (mmboe)
     -------------------------------------------------------------------------

     Proved
     Developed
      producing             137.8        37.9     510.5       10.6      271.3
     Developed
      non-producing           4.2         2.2      35.0        0.7       12.9
     Undeveloped             31.0         1.0      31.2        0.8       37.9
     -------------------------------------------------------------------------
     Total proved           173.1        41.0     576.7       12.0      322.2
     Probable                51.2        14.5     162.6        3.7       96.6
     -------------------------------------------------------------------------
     Total proved
      plus probable         224.3        55.5     739.3       15.7      418.8
     -------------------------------------------------------------------------
     (1) Net after royalty reserves are working interest reserves including royalty interests and deducting royalty burdens.
     (2) Columns may not add due to rounding.
     >>

     According to the latest independent third-party evaluation, Penn West's reserves continued to reflect a high concentration of proved developed reserves. Of total proved reserves, only 12 percent were undeveloped at
December 31, 2007 and 2006. Of total proved plus probable reserves, only nine percent were undeveloped at December 31, 2007 and 2006.
     Penn West's reserves also contained a high-netback product mix. At
December 31, 2007, on a proved plus probable basis, reserves other than heavy oil were 87 percent of total reserves on a barrel of oil equivalent basis compared to 88 percent one year earlier.
     GLJ Petroleum Consultants Ltd. evaluated Penn West's reserves for all properties and Sproule Associates Limited evaluated Canetic's, Titan's and
Vault's reserves for all properties. The reserve estimates have been calculated in compliance with the National Instrument 51-101 Standards of
Disclosure for Oil and Gas Activities ("NI 51-101"). Under NI 51-101, proved reserve estimates are defined as having a high degree of certainty with a targeted 90 percent probability in aggregate that actual reserves recovered over time will equal or exceed proved reserve estimates. For proved plus probable reserves under NI 51-101, the targeted probability is an equal (50 percent) likelihood that the actual reserves to be recovered will be less than or greater than the proved plus probable reserves estimate.

     Additional reserve disclosure tables, as required under NI 51-101, will be contained in Penn West's Annual Information Form that will be filed on
SEDAR at www.sedar.com.

     <<
     c) Reconciliation of Working Interest Reserves using forecast prices and costs

                         Oil and Natural Gas Liquids              Natural Gas
                         -----------------------------------------------------
                                            Proved                     Proved
                                              plus                       plus
                          Proved Probable probable   Proved Probable probable
     Reconciliation
     Items(1)             (mmbbl)  (mmbbl)  (mmbbl)    (bcf)    (bcf)    (bcf)
     -------------------------------------------------------------------------
     December 31, 2006     252.4     70.2    322.6    757.6    203.2    960.8
     Extensions              2.2      1.1      3.3      3.7      2.5      6.2
     Improved recovery       5.6      4.1      9.8     13.3      1.5     14.8
     Technical revisions     4.4     (1.2)     3.2     23.4    (16.6)     6.7
     Discoveries             0.3      0.1      0.4      4.2      1.1      5.3
     Acquisitions           13.8      4.3     18.0     36.0     13.9     50.0
     Dispositions           (0.8)    (0.3)    (1.1)   (18.3)    (7.8)   (26.0)
     Economic factors        1.4      0.4      1.8        -        -        -
     Production            (26.0)       -    (26.0)  (117.0)       -   (117.0)
     -------------------------------------------------------------------------
     December 31, 2007     253.1     78.7    332.0    703.0    197.8    900.7
     -------------------------------------------------------------------------

                         Barrels of Oil Equivalent
                         --------------------------
                                            Proved
                                              plus
                          Proved Probable probable
     Reconciliation
     Items(1)             (mmboe)  (mmboe)  (mmboe)
     ----------------------------------------------
     December 31, 2006     378.7    104.1    482.8
     Extensions              2.8      1.6      4.4
     Improved recovery       7.9      4.4     12.3
     Technical revisions     8.1     (4.0)     4.1
     Discoveries             1.0      0.3      1.3
     Acquisitions           19.8      6.6     26.3
     Dispositions           (3.9)    (1.6)    (5.4)
     Economic factors        1.4      0.4      1.8
     Production            (45.5)       -    (45.5)
     ----------------------------------------------
     December 31, 2007     370.3    111.7    482.0
     ----------------------------------------------
     (1) Columns may not add due to rounding. Gross interest reserves exclude royalty interests.

     d) Pro forma Penn West Working Interest Reserves using forecast prices and costs

                       -------------------------------------------------------
     Penn West
     Proforma(1)
     as at
     December 31, 2007                                     Natural  Barrels of
                           Light &               Natural       Gas         Oil
     Reserve            Medium Oil  Heavy Oil        Gas   Liquids  Equivalent
     Estimates
     Category(2)(3)        (mmbbl)    (mmbbl)      (bcf)    (mmbbl)    (mmboe)
     -------------------------------------------------------------------------
     Proved
     Developed
      producing             233.5       56.1    1,027.2       27.1      487.9
     Developed
      non-producing           5.3        3.0       66.3        1.4       20.8
     Undeveloped             38.7        1.5       62.2        1.4       52.0
     -------------------------------------------------------------------------
     Total proved           277.5       60.6    1,155.7       29.9      560.6
     Probable                89.7       20.6      414.6       10.2      189.7
     -------------------------------------------------------------------------
     Total proved
      plus probable         367.2       81.2    1,570.3       40.1      750.2
     -------------------------------------------------------------------------
     (1) Pro forma data includes Penn West, Canetic/Titan and Vault.
     (2) Working interest reserves before royalty burdens and excluding royalty interests.
     (3) Columns may not add due to rounding.

     e) Net present value of future net revenue using forecast prices and costs (millions)

                                      Net present value of future net revenue
                                         before income taxes (discounted (at))
                                     -----------------------------------------
     Reserve Category(2)                         5%          10%          15%
     -------------------------------------------------------------------------

     Proved
       Developed producing               $    7,543   $    5,935   $    4,980
       Developed non-producing                  345          255          203
       Undeveloped                              947          559          357
     -------------------------------------------------------------------------
       Total proved                        $  8,836   $    6,749   $    5,540
     Probable                                 2,236        1,352          934
     -------------------------------------------------------------------------
     Total proved plus probable          $   11,072   $    8,100   $    6,474
     -------------------------------------------------------------------------
     Pro forma(1)
     Total proved plus probable          $   17,085   $   12,774   $   10,342
     -------------------------------------------------------------------------
     (1) Pro forma data includes Penn West, Canetic/Titan and Vault.
     (2) Columns may not add due to rounding.

     Net present values are net of producing wellbore abandonment liabilities and are based on the price assumptions that are contained in the following table. It should not be assumed that the discounted estimated future net revenues represent fair market value of the reserves.

     f) Summary of pricing and inflation rate assumptions as of December 31,
        2007 using forecast prices and costs

                                                 Oil
                    ----------------------------------------------------------
                                       Edmonton       Hardisty         Cromer
                             WTI            Par          Heavy         Medium
                         Cushing,    40 degrees     12 degrees     29 degrees
                        Oklahoma            API            API            API

     Year               ($US/bbl)     ($CAD/bbl)     ($CAD/bbl)     ($CAD/bbl)
     -------------------------------------------------------------------------
     Historical
     2003                  31.07          43.66          26.26          37.55
     2004                  41.38          52.96          29.11          45.75
     2005                  56.58          69.11          34.07          56.62
     2006                  66.22          73.16          41.87          62.24
     2007                  72.24          77.02          44.37          66.30
     Forecast
     2008                  90.81          89.63          54.34          77.54
     2009                  87.00          85.82          52.01          74.24
     2010                  84.33          83.13          50.38          71.91
     2011                  82.39          81.18          49.18          70.22
     2012                  82.13          80.92          49.02          69.99
     2013                  82.40          81.18          49.71          70.22
     2014                  83.23          81.99          50.74          70.92
     2015                  84.08          82.82          51.78          71.63
     2016                  84.94          83.68          52.84          72.37
     2017                  86.65          85.37          53.92          73.83
     2018                  88.38          87.08          55.00          75.31
     -------------------------------------------------------------------------
     Thereafter
     escalating at            2%             2%             2%             2%
     -------------------------------------------------------------------------

                    ----------------------------------------------------------
                         Natural
                        gas AECO       Edmonton      Inflation       Exchange
                       gas price        propane           rate           rate
                                                                  ($US equals
     Year              ($CAD/mcf)     ($CAD/bbl)           (%)         $1 CAD)
     -------------------------------------------------------------------------
     Historical
     2003                   6.66          32.14            2.8          0.721
     2004                   6.88          34.70            1.8          0.768
     2005                   8.58          43.04            2.2          0.825
     2006                   7.02          43.97            2.1          0.882
     2007                   6.65          46.85            2.1          0.935
     Forecast
     2008                   6.63          55.30            0.0           1.00
     2009                   7.38          52.94            2.0           1.00
     2010                   7.65          51.25            2.0           1.00
     2011                   7.65          50.05            2.0           1.00
     2012                   7.60          49.89            2.0           1.00
     2013                   7.69          50.05            2.0           1.00
     2014                   7.88          50.53            2.0           1.00
     2015                   8.05          51.02            2.0           1.00
     2016                   8.23          51.53            2.0           1.00
     2017                   8.41          52.57            2.0           1.00
     2018                   8.58          53.62            2.0           1.00
     -------------------------------------------------------------------------
     Thereafter
     escalating at            2%             2%             2%
     -------------------------------------------------------------------------

     g) Future development costs using forecast prices and costs (millions)

                                  Proved Future          Proved plus Probable
     Year                     Development Costs      Future Development Costs
     -------------------------------------------------------------------------
     2008                              $    199                     $     260
     2009                                   134                           186
     2010                                    95                           129
     2011                                    72                            92
     2012                                    47                            64
     2013 and subsequent                    182                           377
     -------------------------------------------------------------------------
     Undiscounted total                $    729                     $   1,108
     -------------------------------------------------------------------------
     Discounted at 10%/yr              $    526                     $     766
     -------------------------------------------------------------------------
     Pro forma(1)
     Undiscounted total                $    913                     $   1,434
     Discounted at 10%/yr              $    687                     $   1,052
     -------------------------------------------------------------------------
     (1) Pro forma data includes Penn West, Canetic/Titan and Vault.

                           Letter to our Unitholders
     -------------------------------------------------------------------------
     >>

     Penn West Energy Trust ("Penn West") has, since converting to an energy trust in May, 2005, doubled its producing asset base to create North America's largest energy trust. Sheer size does not determine success. In order to move forward, we need to successfully integrate the assets that we have acquired while continuing to develop an inventory of exploration and development projects. Looking forward, we believe that success can be built on a business model that focuses on the following core strategy:

     <<
     -   Exercising financial discipline;
     -   Managing a significant scale of operations with high working interests;
     -   Maintaining a strong and diversified balance sheet;
     -   Securing and maintaining a high quality, balanced asset base; and
     -   Developing a suite of conventional and unconventional projects with mid to long-term economic potential.
     >>

     In order to better execute our business plan with key focus on exploration, development and enhanced recovery, we have moved to strengthen our executive team and focus our energy on maximizing operating efficiency while we continue to develop our strong asset base and add to our inventory of future investment opportunities. In February 2008, Murray Nunns joined Penn
West as President and Chief Operating Officer. As a professional geologist with a track record of success, Murray will chart Penn West's medium to long-term strategy for developing and enhancing our asset base. In order to maintain a sharp focus on maximizing operating efficiencies and developing our enhanced recovery opportunities, David Middleton, as Executive Vice President, will focus on the day to day operations of Penn West and on providing strategic direction for the development of our enhanced oil recovery programs, including the advancement of our initiatives to revitalize our legacy light oil assets through new technologies including the capture and sequestration of greenhouse gases.
     In the fourth quarter of 2007, oil prices were at record highs in U.S.
dollar terms, natural gas prices remained relatively weak, the Canadian dollar remained firm against the U.S. dollar and financial markets were highly volatile with longer-term bond yields falling to cyclical lows.

     Penn West executed a $211 million capital program in the fourth quarter of 2007 with a total of 43 net wells drilled. Production in the fourth quarter of 2007 was approximately 128,000 barrels of oil equivalent ("boe") per day weighted 57 percent to oil and natural gas liquids excluding any contribution from our previously announced Vault Energy Trust ("Vault") or Canetic
Resources Trust ("Canetic") acquisitions. Average operating netbacks continued
to be strong at $32.54 per boe compared to $27.81 per boe in the fourth quarter of 2006, partially due to our initiatives to contain the industry-wide increases in operating costs. Netbacks from light oil (oil in excess of 20 degrees API) and natural gas liquids reached $44.33 per boe, or 41 percent higher than in the fourth quarter of 2006. Funds flow was $347 million ($1.44 per unit basic) in the fourth quarter of 2007, 14 percent higher than in the same quarter of 2006. Our distribution payout ratio in the fourth quarter of
2007 was 71 percent, consistent with our targets.
     Penn West invested extensively in and focused on both its conventional and non-conventional prospects in 2007. Consistent with many capital programs in Penn West's 15 year history, a significant portion of our 2007 capital program was allocated to ensuring the organization is on track for future success. We executed a $1.2 billion total capital program in 2007 including
$699 million of exploration, development and optimization activities, net asset acquisitions of $441 million and environmental expenditures of
$51 million. We drilled a total of 199 net wells and invested $210 million into optimization of producing fields and our production infrastructure. The
$699 million spent on exploration, development and optimization included approximately $120 million that was focused on land, seismic, enhanced recovery pilot projects and oil sands exploration. Including these additional expenditures, our finding, development and acquisition costs were on-target at approximately $25 per boe excluding the change in future development costs.
     Included in 2007 net acquisitions were C1 Energy Ltd. for $21 million and the $329 million property acquisition in April 2007 of approximately
3,000 barrels of light oil production per day, 6 million cubic feet of natural gas production per day, 190,000 net acres of undeveloped land, and significant production infrastructure including a natural gas plant and all-weather roads in our Peace River Oil Sands project area.
     We drilled a total of 29 horizontal and 20 stratigraphic test wells in the Peace River Oil Sands project in 2007. During the year, a total of 11 production pads in Seal Main were tied into Penn West production facilities to increase netbacks by eliminating trucking costs. The 2007 Peace River Oil
Sands capital program resulted in further delineation of the project's resources and included seismic programs, core analysis and a Sproule
Associates Limited study of part of Penn West's 300,000 net acres of undeveloped lands in the area that essentially confirmed internal resource estimates. We conducted an intensive study of the reservoir through much of
2007 to enable significantly better horizontal well placements which resulted in more robust initial well production rates. Our team also continued to test a variety of new development technologies in the project area including multi-leg horizontal wells and re-entries using a range of configurations and the results to date are encouraging.
     In 2007, Penn West continued working on its CO(2) enhanced oil recovery projects with the medium to long-term goal of applying this technology to pursuing significant additional resource recoveries from Penn West's industry-leading ownership in Canada's largest legacy light oil pools. The addition of horizontal wells to the Pembina CO(2) pilot project and the CO(2)
pilot at South Swan Hills are targeted to be on-stream in the first quarter of
2008. Penn West is a participant in the Alberta Saline Aquifer Project
("ASAP"), led by Enbridge Inc., which includes 19 other significant industry participants. The mandate of the ASAP project will be CO(2) storage in Alberta and over the long term will be bolstered by $500 million in Alberta and
Government of Canada funding.
     On January 10, 2008, Penn West acquired Vault in return for approximately
5.6 million Penn West trust units and cash of $0.51 per Vault warrant, for a total acquisition cost of $159 million. Vault's liabilities, including its bank debt, convertible debentures and working capital (totalling an estimated
$227 million), were also assumed. Penn West views the Vault acquisition as opportunistic as it added 6,200 boe per day weighted 65 percent to natural gas including assets familiar to Penn West such as Wimborne, Bigoray, Pembina,
Crystal and Westerose. In this transaction Penn West also acquired 120,000 net acres of land and approximately $500 million of tax pools.

     On January 11, 2008, Penn West closed its acquisition of Canetic adding production of approximately 73,000 boe per day. Just prior to the close of the
Canetic deal, Canetic completed its acquisition of 100 percent of Titan
Exploration Ltd. ("Titan"). On the close of the Canetic deal, Penn West issued approximately 124.3 million trust units for a total acquisition cost of
$3.6 billion and assumed Canetic's liabilities including its bank debt, convertible debentures and working capital deficit totalling an estimated
$1.9 billion. On the day prior to the close of the Canetic deal, Penn West closed its new $4 billion, syndicated, three-year revolving bank facility, and used the facility to retire all advances on the former Penn West, Canetic and
Vault bank facilities. Looking forward, Penn West remains well capitalized. In addition to the new $4 billion bank credit facility, Penn West's credit capacity also includes US$475 million of long-term U.S. private notes
(transacted in May 2007) and approximately $360 million in convertible debentures assumed on the Vault and Canetic acquisitions. On a combined basis,
Penn West's pro forma proved plus probable reserve base at December 31, 2007 was 750 million boe, of which 561 million boe was proved. The combined pro forma proved plus probable reserve life index was 10 years.
     With the assets from Canetic, Vault and Titan layered into those of Penn
West, Penn West is now larger, stronger and more diverse to meet its challenges in the foreseeable future. After adding Shirley McClellan as a director in 2007, we also added Jack Lee, Robert Brawn, Gregory Rich and Daryl
Gilbert to our Board of Directors, bringing them over from Canetic's board.
Former employees of Canetic, Vault and Titan have joined Penn West adding administrative, technical and managerial depth. The integration of the former organizations into Penn West is well advanced due to a significant amount of focus and effort by all staff.
     Our Board of Directors recently approved a $960 million exploration and development capital program for 2008, including the drilling of approximately
270 net wells. The 2008 budget also includes a $55 million allocation to the
Peace River Oil Sands project, $65 million to new ventures/enhanced oil recovery, $170 million to optimization activities and $50 million to environmental activities. The combined Penn West production base is expected to generate 2008 production of between 195,000 and 205,000 boe per day. Using commodity prices of US$80 per barrel of WTI oil, $6.75 per GJ of natural gas at AECO and a par USD/CAD exchange rate, 2008 funds flow is expected to be
$2.0 billion to $2.1 billion. In addition, our Board of Directors also recently approved the continuation of our current distribution rate of $0.34 per unit per month. This distribution level has been maintained since February
2006.
     The new stronger Penn West will have greater opportunities to access the capital markets and to be a selective consolidator in the Western Canada
Sedimentary Basin and elsewhere. Our combined asset base will enable us to add significant unitholder value in the future and we are excited as we review our many combined conventional and unconventional opportunities including:
     <<

     -   Exploiting and optimizing a conventional production base of 200,000 boe per day;
     -   Assessing and applying new technology aimed at increasing ultimate recovery rates (such as CO(2) miscible flooding) to the largest portfolio of light oil properties in the Basin;
     -   Applying secondary and enhanced oil recovery and new
         drilling/completion techniques in the 300,000 net acre Peace River
         Oil Sands project and elsewhere;
     -   Exploring the combined Trust's undeveloped land base of 4.1 million net acres;
     -   Levering our very significant production infrastructure across the
         Basin; and
     -   Exploring coalbed methane, tight/shale gas and international opportunities.
     >>

     On behalf of the Board of Directors, I wish to thank all staff and management of the combined Trust for their hard work, cooperative spirit and patience as we complete the integration of Penn West with Canetic, Vault and
Titan, and position the combined Penn West for continuing success.

     (signed)

     William E. Andrew
     Chief Executive Officer

     Calgary, Alberta
     February 19, 2008

     <<
                   MANAGEMENT'S DISCUSSION AND ANALYSIS
             For the three months and year ended December 31, 2007
     -------------------------------------------------------------------------
     >>

     This management's discussion and analysis ("MD&A") of financial conditions and results of operations should be read in conjunction with the unaudited interim consolidated financial information of Penn West Energy Trust
("Penn West", "the Trust", "We" or "Our") for the three months and year ended
December 31, 2007 and the audited consolidated financial statements and MD&A for the year ended December 31, 2006. The date of this MD&A is February 19,
2008.
     All dollar amounts contained in this MD&A are expressed in millions of
Canadian dollars unless noted otherwise.
     Please refer to our disclaimer on forward-looking statements at the end of this MD&A. The calculations of barrels of oil equivalent ("boe") are based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil. This could be misleading if used in isolation as it is based on an energy equivalency conversion method primarily applicable at the burner tip and may not represent a value equivalency at the wellhead.
     Measures including funds flow, funds flow per unit-basic, funds flow per unit-diluted and netbacks included in this MD&A are not defined in generally accepted accounting principles ("GAAP") and do not have a standardized meaning prescribed by GAAP; accordingly, they may not be comparable to similar measures provided by other issuers. Management utilizes funds flow and netbacks to assess financial performance, to allocate its capital among alternative projects and to assess its capacity to fund distributions and future capital programs. Reconciliations of non-GAAP measures to their nearest measure prescribed by GAAP are provided below.

     <<
     Calculation of Funds Flow

                                     Three months ended            Year ended
                                            December 31           December 31
     (millions, except             -------------------------------------------
      per unit amounts)                 2007       2006       2007       2006
     -------------------------------------------------------------------------
     Cash flow from operating
      activities                   $   311.7  $   261.1  $ 1,241.8  $ 1,106.3
     Increase in non-cash
      working capital                   20.7       32.9       38.2       43.6
     Asset retirement
      expenditures                      14.8        9.3       51.5       26.9
     -------------------------------------------------------------------------
     Funds flow                    $   347.2  $   303.3  $ 1,331.5  $ 1,176.8
     -------------------------------------------------------------------------

     Basic per unit                $    1.44  $    1.23  $    5.56  $    5.86
     Diluted per unit              $    1.43  $    1.22  $    5.51  $    5.78
     -------------------------------------------------------------------------

     Quarterly Financial Summary

     (millions, except per unit and production amounts) (unaudited)

                                             Penn West Energy Trust
                                   -------------------------------------------
                                      Dec 31     Sep 30    Jun 30      Mar 31
     Three months ended                 2007       2007      2007        2007
     -------------------------------------------------------------------------
     Gross revenues(1)             $   644.0  $   627.1  $   608.3  $   582.4
     Funds flow                        347.2      346.8      326.2      311.3
       Basic per unit                   1.44       1.44       1.37       1.31
       Diluted per unit                 1.43       1.43       1.35       1.30
     Net income (loss)                 127.0      137.4     (185.2)      96.3
       Basic per unit                   0.53       0.57      (0.77)      0.41
       Diluted per unit                 0.52       0.57      (0.77)      0.40
     Distributions declared            247.0      245.0      243.5      242.4
       Per unit                    $    1.02  $    1.02  $    1.02  $    1.02
     Production
     Liquids (bbls/d)(2)              73,332     72,783     70,923     71,716
     Natural gas (mmcf/d)              328.1      315.4      334.1      340.6
     Total (boe/d)                   128,024    125,345    126,599    128,447
     -------------------------------------------------------------------------

                                             Penn West Energy Trust
                                   -------------------------------------------
                                      Dec 31     Sep 30    Jun 30      Mar 31
     Three months ended                 2006       2006      2006        2006
     -------------------------------------------------------------------------
     Gross revenues(1)             $   578.5  $   636.0  $   452.5  $   433.9
     Funds flow                        303.3      365.6      264.7      243.2
       Basic per unit                   1.23       1.55       1.59       1.49
       Diluted per unit                 1.22       1.53       1.56       1.47
     Net income (loss)                 122.9      177.8      220.5      144.4
       Basic per unit                   0.44       0.66       1.34       0.88
       Diluted per unit                 0.44       0.65       1.31       0.87
     Distributions declared            241.5      240.7      167.6      162.0
       Per unit                    $    1.02  $    1.02  $    1.02  $    0.99
     Production
     Liquids (bbls/d)(2)              70,819     69,215     48,599     52,226
     Natural gas (mmcf/d)              354.6      359.1      267.9      266.9
     Total (boe/d)                   129,915    129,059     93,242     96,713
     -------------------------------------------------------------------------
     (1) Gross revenues include realized gains and losses on commodity contracts.
     (2) Includes crude oil and natural gas liquids.

     Canetic Acquisition

     On January 11, 2008, the close of the acquisition of Canetic Resources
Trust ("Canetic") was completed. Canetic unitholders received 0.515 of a Penn
West unit for each Canetic unit on a tax-deferred basis for Canadian and U.S.
tax purposes plus a one-time special distribution of $0.09 per unit under the terms of the Combination Agreement.

     Estimated total consideration                                  (millions)
     -------------------------------------------------------------------------
     124.3 million Penn West trust units issued                    $  3,572.5
     Transaction costs                                                   17.0
     Bank debt                                                        1,467.0
     Convertible debentures                                             260.0
     Working capital deficiency                                         153.0
     -------------------------------------------------------------------------
     Total                                                         $  5,469.5
     -------------------------------------------------------------------------

     Vault Acquisition

     On January 10, 2008 the close of the acquisition of Vault Energy Trust
("Vault") was completed. The acquisition was accomplished through a Plan of
Arrangement wherein Vault unitholders received 0.14 of a Penn West trust unit for each Vault unit and all Vault exchangeable shares were exchanged for Penn
West trust units based on the exchange ratio for Vault units at the effective date of the Plan of Arrangement.

     Estimated total consideration                                  (millions)
     -------------------------------------------------------------------------
     5.6 million Penn West trust units issued                       $   157.9
     Transaction costs                                                    5.0
     Bank debt                                                           88.8
     Convertible debentures                                             100.9
     Working capital deficiency                                          33.4
     -------------------------------------------------------------------------
     Total                                                          $   386.0
     -------------------------------------------------------------------------

     The New Alberta Royalty Framework

     On October 25, 2007, the Government of Alberta (the "Government") released its new royalty framework which is to become effective January 1, 2009. The new framework maintains or continues certain programs that are important to
Penn West:

     -   Conventional production from oil sands leases will maintain oil sands administrative status which benefits our Peace River Oil Sands project due to the reduced royalty rates;
     -   Enhanced Oil Recovery ("EOR") and Innovative Energy Technology
         incentive programs will continue. Penn West has significant inventories of legacy light oil interests amenable to EOR and interests in CO(2) EOR producing and other CO(2) pilot projects; and
     -   Otherwise Flared Solution Gas Waiver Program will continue, which supports our long-standing environmental operating and asset optimization objectives.
     >>

     On conventional production, the Government confirmed that its new royalty framework will be sensitive to well productivity and commodity prices at slightly higher thresholds than the September 18, 2007 proposals of the
Alberta Royalty Review Panel. Penn West, as the largest energy trust in North
America, has a diversity of play types across the Western Canada Sedimentary
Basin. Approximately 60 percent of our production is from Alberta Crown leases and our historical asset strategies have favoured mature assets. We are currently assessing the impact that the new royalty framework will have on our conventional capital allocations for 2008 and beyond. We currently expect that our conventional producing oil and natural gas strategies and business plans will only be minimally affected at current commodity prices and at our current asset mix.

     In January 2008, ministers of the Government of Alberta publicly stated
that a possible re- review of the new Alberta Royalty Framework could occur, with the objective of avoiding "unintended consequences" such as disincentives to drill certain types of wells; however no details have been formally announced.

     Enactment of the Tax on Income Trusts

     On June 12, 2007, the federal legislation (Bill C-52) implementing the new tax on publicly traded income trusts and limited partnerships (the "SIFT tax"), referred to as "Specified Investment Flow-Through" ("SIFT") entities received third reading in the House of Commons and on June 22, 2007, the Bill
received Royal Assent.
     For SIFTs in existence on October 31, 2006 including Penn West, the SIFT tax will be effective in 2011 unless certain rules related to "undue expansion" are not adhered to. Under the guidance provided, with the recent close of Vault and Canetic and along with other pending transactions, we can increase our equity by approximately $15 billion between now and 2011 without prematurely triggering the SIFT tax.
     Under the SIFT tax, distributions from certain types of income will not be deductible for income tax purposes by SIFTs in 2011, and thereafter, and any resultant trust level taxable income will be taxed at approximately the corporate income tax rate. The SIFT rate was initially proposed at
31.5 percent; however, on October 30, 2007, the Government of Canada, in its
Mini-Budget (Bill C-28), proposed reductions to the general corporate tax rate, thereby reducing the SIFT rate to 29.5 percent in 2011 and 28.0 percent in 2012 and later. On December 14, 2007 Bill C-28 received royal assent, resulting in a reduction to the SIFT tax rate as it becomes effective in 2011, and lowering the rate at which any corporate income taxes will be paid in Penn
West's operating entities. As the Trust currently has a significant tax pool base and expects to increase its tax pool base until 2011, it is expected that the Trust could shelter its taxable income for a period after the effective date of the SIFT tax. Distributions of this nature would not be currently taxable to unitholders as they would represent a return of capital that would continue to be an adjustment to a unitholder's adjusted cost base of trust units. Distributions from income subject to the SIFT tax will be considered taxable dividends to unitholders and will generally be eligible for the dividend tax credit. As a result, the SIFT tax will not adversely affect
Canadian investors who hold Penn West units in a non-tax deferred account.
     For accounting purposes, the SIFT tax charge during the second quarter of
2007 was $325.5 million reflecting the current estimate of the temporary differences between the book and tax basis of assets and liabilities expected to be remaining in the Trust in 2011. The majority of the temporary differences at the Penn West Trust level resulted from the acquisition of
Petrofund Energy Trust on June 30, 2006.
     Our Board of Directors and management are continuously monitoring the impact of this tax on our business strategies. We expect future technical interpretations and details will further clarify the legislation. At the present time, Penn West believes some or all of the following actions will or could result in the future due to the SIFT tax:

     <<
     -   If structural or other similar changes are not made, the distribution yield net of the SIFT tax in 2011 and beyond to taxable Canadian investors will remain approximately the same; however, the distribution yield to tax-deferred Canadian investors (RRSPs, RRIFs, pension plans, etc.) would fall by an estimated 29.5 percent in 2011 and 28.0 percent in 2012 and beyond. For U.S. investors, the distribution yield net of the SIFT and withholding taxes would fall by an estimated 25.1 percent in 2011 and 23.8 percent in 2012 and beyond;
     -   A portion of Penn West's funds flow could be required for the payment of the SIFT tax, or other forms of tax, and would not be available for distribution or reinvestment;

     -   Penn West could convert to a corporate structure with yield in the form of dividends to facilitate investing a higher proportion or all of its funds flow in exploration and development projects. Such a conversion could result in the reduction, or the elimination, of the current distribution program in favour of higher capital investment and/or a dividend payment program; and
     -   Penn West might determine that it is more economic to remain in the trust structure, at least for a period of time, and shelter its taxable income using tax pools and pay all or a portion of its distributions on a return of capital basis, likely at a lower payout ratio. Further, as the SIFT tax rate exceeds the corporate income tax rate that would be applicable to Penn West, the tax strategy might involve paying some corporate tax resulting in all or a portion of those distributions being paid on a return of capital basis at a lower payout ratio.
     >>

     The Trust continues to review all organizational structures and alternatives to minimize the impact of the SIFT tax on its unitholders. While there can be no assurance that the negative effect of the tax can be minimized or eliminated, Penn West and its advisors will continue to work diligently on these issues.

     Business Environment

     The current business environment reflects high oil prices offset by weak natural gas prices, a strong Canadian dollar relative to the U.S. dollar, accessible yet volatile capital markets due to turmoil in debt capital markets caused by asset-backed commercial paper and sub-prime mortgage issues and low interest rates by historical standards, offset by significantly higher credit spreads on corporate debt.
     Continuing demand for commodities including crude oil from growing economies such as China and India, increasing oil consumption in many of the oil exporting countries and continuing political instability in parts of the world resulted in oil prices remaining strong in 2007. The price of West Texas
Intermediate ("WTI"), the primary benchmark for light crude oil prices, averaged US$72.34 per barrel in 2007, up by approximately nine percent from
2006.
     Heavy oil differentials widened slightly in 2007, a result of continued
refinery upsets throughout the year. The Canadian Bow River differential to
WTI widened by eight percent from 2006.
     AECO natural gas prices weakened in 2007, decreasing by five percent to
$5.94 per mcf from $6.28 per mcf in 2006. Weak natural gas prices reflected record North American storage levels resulting from warmer than average North
American temperatures coupled with record liquified natural gas ("LNG")
imports driven by warmer than average weather in other parts of the world.
Recently, the outlook for natural gas prices has begun to improve as global demand for natural gas has continued to outpace supply due to colder weather, resulting in lower North American LNG deliveries and leading to more balanced supply/demand fundamentals.
     Lower natural gas prices and a strengthening of the Canadian dollar relative to the U.S. dollar continued to partially offset the benefit of stronger oil prices. Oil sales contracts are generally based on WTI prices denominated in U.S. dollars; therefore the strengthening Canadian dollar reduced Canadian dollar-denominated oil prices. The average exchange rate increased from CAD$1.00 equals US$0.8882 in 2006 to CAD$1.00 equals US$0.9300 in 2007 and is currently approximately at parity.
     Royalties came under scrutiny by the Alberta government in 2007 leading to the announcement of the new royalty rate framework for the province with an effective date of January 1, 2009. Other provinces have maintained current royalty structures; however, future changes, both positive and/or negative in nature, may occur.
     Operating cost initiatives continue to be a focus of Penn West. During
2007, the industry encountered a slow-down in drilling activity primarily due to low natural gas prices and uncertainties resulting from the Alberta royalty review. Penn West experienced only modest increases in operating costs as a result of these factors.

     We have an experienced management team and strong technical staff who are committed to exploiting our assets along with realizing operational efficiencies from our economies of scale. Over the past two years, we have completed significant acquisitions including Canetic, Petrofund and Vault, all adding production and reserves throughout the Western Canada Sedimentary Basin and elsewhere. We are now the largest conventional oil and natural gas trust in North America, with a dominant position in Canada's legacy light oil pools.
These conventional opportunities combined with our unconventional resource plays including our Peace River Oil Sands project, coal bed methane, shale gas and enhanced oil recovery opportunities create the diversity and the flexibility that will help us to adjust to changing economic, political and environmental conditions.

     Penn West strives to generate and preserve unitholder value by:

     <<
     -   Continuing the development of our high-quality assets, with a balance between low-risk, cost efficient resource plays and further development of our unconventional opportunities such as our Peace
         River Oil Sands project and CO(2) enhanced oil recovery projects;
     -   Maintaining a stable distribution profile through active risk management activities, maintaining and optimizing our production infrastructure, further consolidating our core asset areas and exploiting opportunities availed by our undeveloped land position;
     -   Pursuing strategic or accretive acquisitions both domestically and internationally to further expand our already significant inventory of assets; and
     -   Maintaining our strong financial position and balance sheet and operating with financial discipline.

     Unitholder Value Measures

                                                       Year ended December 31
                                              --------------------------------
                                                   2007       2006       2005
     -------------------------------------------------------------------------
     Funds flow per unit                        $  5.56    $  5.86    $  7.28
     Distributions per unit                     $  4.08    $  4.05    $  1.97
     Dividends per unit                         $     -    $     -    $  0.07
     Ratio of year-end bank
      debt to annual funds flow                     1.5        1.1        0.5
     -------------------------------------------------------------------------

     Penn West maintained a distribution of $0.34 per unit per month throughout
2007 and had continued that level since the rate was increased in February
2006. Increases in the bank debt to funds flow ratio were primarily due to property acquisitions during 2007 that led to increased debt levels.

     Performance Indicators

                                                       Year ended December 31
                                              --------------------------------
                                                   2007       2006       2005
     -------------------------------------------------------------------------
     Return on capital employed(1)                 8.9%      12.8%      17.0%
     Total assets (millions)                   $  8,433  $   8,070  $   3,967
     Return on equity(2)                           3.6%      18.1%      28.3%
     -------------------------------------------------------------------------
     (1) Net income before financing charges divided by average total liabilities less current assets.
     (2) Net income divided by average unitholders' equity.

     During 2007, pre-tax net income was affected by the $201.6 million unrealized loss on risk management activities in 2007. Further, in the second quarter of 2007, the enactment of the SIFT tax led to a $325.5 million non-
cash, future income tax charge during the period. During the fourth quarter of
2007, the Government of Canada announced rate reductions that led to a
$106.4 million reduction in the period. Had the SIFT tax not been enacted in
2007 or the tax rate reductions enacted, return on capital employed and return on equity would have been 13.1 percent and 8.1 percent respectively.

     RESULTS OF OPERATIONS

     Production

                                Three months ended                 Year ended
                                       December 31                December 31
                         -----------------------------------------------------
                                                 %                          %
     Daily production        2007      2006  change     2007      2006  change
     -------------------------------------------------------------------------
     Natural gas (mmcf/d)   328.1     354.6     (7)    329.4     312.5      5
     Light oil and NGL
      (bbls/d)             51,070    48,233      6    50,175    39,514     27
     Conventional heavy
      oil (bbls/d)         22,262    22,586     (1)   22,019    20,776      6
     -------------------------------------------------------------------------
     Total production
     (boe/d)(1)           128,024   129,915     (1)  127,098   112,369     13
     -------------------------------------------------------------------------
     (1) Barrels of oil equivalent (boe) are based on six mcf of natural gas being equal to one barrel of oil (6:1)
     >>

     Production in the fourth quarter of 2007 exceeded the 125,345 boe per day produced in the third quarter of 2007 due primarily to the resumption of production at our 100 percent owned Wildboy natural gas plant in November
2007. The plant was running at only partial capacity after a fire at the adjoining tank farm in mid-May of 2007. We expect that our business interruption insurance will cover the majority of the lost funds flow, excluding the deductible portion.
     We strive to maintain an approximately balanced portfolio of liquids and natural gas production provided it is economic to do so. We believe a balance by product helps to reduce exposure to price volatility that can affect a single commodity. In the fourth quarter of 2007, crude oil and NGL production averaged 73,332 barrels per day (57 percent of production) and natural gas production averaged 328.1 mmcf per day (43 percent of production).
     We drilled 43 net wells in the fourth quarter of 2007, mainly in the
Central and Plains areas, compared to 52 in the same period of 2006.

     Commodity Markets

     Natural Gas

     North American natural gas prices remained weak in the fourth quarter of
2007, particularly compared to oil prices. Natural gas storage levels continued to grow throughout the fall reaching record levels to offset the increased demand due to the onset of winter. Spot natural gas prices at AECO in the fourth quarter increased to $6.00 per mcf or approximately seven percent over the prior quarter. Penn West's average natural gas price in the fourth quarter of 2007 exceeded AECO spot prices due to the use of fixed price, short term, physical natural gas contracts. Penn West's realized price averaged $6.54 per mcf, including gains from commodity contracts.

     Crude Oil

     WTI oil prices strengthened in the fourth quarter of 2007, with continued
concern over supply and inventory levels coupled with ongoing geo-political concerns. The crude oil market has been extremely volatile in recent months as demand appeared to remain impervious to price. As the Canadian dollar strengthened relative to the U.S. dollar, Edmonton par oil prices traded lower relative to WTI prices through the quarter. Both heavy and sour Canadian oil differentials to the Edmonton par light oil price widened over the third quarter of 2007. Bow River differential to Edmonton averaged $29.50 per barrel compared to $24.60 in the previous quarter due primarily to lower seasonal demand and scheduled refinery turnarounds in the quarter. Penn West's average price for liquids, including realized losses from commodity contracts, was
$65.71 per barrel.

     <<
     Average Sales Prices Received

                                Three months ended                 Year ended
                                       December 31                December 31
                         -----------------------------------------------------
                                                 %                          %
                             2007      2006  change     2007      2006  change
     -------------------------------------------------------------------------

     Natural gas
      (per mcf)          $   6.34  $   6.97     (9) $   6.85  $   6.75      1
     Risk management
      (per mcf)              0.20      0.56    (64)     0.17      0.72    (76)
     -------------------------------------------------------------------------
     Natural gas net
      (per mcf)              6.54      7.53    (13)     7.02      7.47     (6)
     -------------------------------------------------------------------------

     Light oil and NGL
      (per bbl)             76.99     57.43     34     68.75     65.02      6
     Risk management
      (per bbl)             (3.87)     0.01      -     (0.97)    (1.00)    (3)
     -------------------------------------------------------------------------
     Light oil and NGL
      net (per bbl)         73.12     57.44     27     67.78     64.02      6
     -------------------------------------------------------------------------

     Conventional heavy
      oil (per bbl)         48.69     37.57     30     45.26     43.07      5
     -------------------------------------------------------------------------

     Weighted average
      (per boe)             55.44     46.88     18     52.73     49.58      6
     Risk management
      (per boe)             (1.02)     1.53   (167)     0.06      1.64    (96)
     -------------------------------------------------------------------------
     Weighted average
      net (per boe)      $  54.42  $  48.41     12  $  52.79  $  51.22      3
     -------------------------------------------------------------------------

     Netbacks

                                Three months ended                 Year ended
                                       December 31                December 31
                         -----------------------------------------------------
                                                 %                          %
                             2007      2006  change     2007      2006  change
     -------------------------------------------------------------------------
     Natural gas
     Production (mmcf/day)  328.1     354.6     (7)    329.4     312.5      5
       Operating netback
        (per mcf):
         Sales price     $   6.34  $   6.97     (9) $   6.85  $   6.75      1
         Risk management
          (gain)(2)         (0.20)    (0.56)   (64)    (0.17)    (0.72)   (76)
         Royalties           1.34      1.63    (18)     1.48      1.53     (3)
         Operating costs     1.17      1.04     13      1.12      0.99     13
         Transportation      0.21      0.18     17      0.20      0.21     (5)
     -------------------------------------------------------------------------
         Netback         $   3.82  $   4.68    (18) $   4.22  $   4.74    (11)
     -------------------------------------------------------------------------
     Light oil and NGL
     Production
      (bbls/day)           51,070    48,233      6    50,175    39,514     27
       Operating netback
        (per bbl):
         Sales price     $  76.99  $  57.43     34  $  68.75  $  65.02      6
         Risk management
          loss (gain)(2)     3.87     (0.01)     -      0.97      1.00     (3)
         Royalties          13.24     10.55     26     11.94     10.87     10
         Operating costs    15.55     15.36      1     15.29     15.80     (3)
     -------------------------------------------------------------------------
         Netback         $  44.33  $  31.53     41  $  40.55  $  37.35      9
     -------------------------------------------------------------------------
     Conventional
      heavy oil
     Production (bbls/day) 22,262    22,586     (1)   22,019    20,776      6
       Operating netback
        (per bbl):
         Sales price     $  48.69  $  37.57     30  $  45.26  $  43.07      5
         Royalties           7.18      6.46     11      6.79      7.47     (9)
         Operating costs    12.32     11.88      4     12.18     11.22      9
         Transportation      0.06      0.07    (14)     0.07      0.07      -
     -------------------------------------------------------------------------
         Netback         $  29.13  $  19.16     52  $  26.22  $  24.31      8
     -------------------------------------------------------------------------
     Total liquids
     Production
      (bbls/day)           73,332    70,819      4    72,194    60,290     20
       Operating netback
        (per bbl):
         Sales price     $  68.40  $  51.09     34  $  61.59  $  57.46      7
         Risk management
          loss (gain)(2)     2.69     (0.01)     -      0.67      0.66      2
         Royalties          11.40      9.24     23     10.37      9.69      7
         Operating costs    14.57     14.25      2     14.34     14.22      1
         Transportation      0.02      0.02      -      0.02      0.03    (33)
     -------------------------------------------------------------------------
         Netback         $  39.72  $  27.59     44  $  36.19  $  32.86     10
     -------------------------------------------------------------------------
     Combined totals
     Production
      (boe/day)(1)        128,024   129,915     (1)  127,098   112,369     13
       Operating netback
        (per boe):
         Sales price     $  55.44  $  46.88     18  $  52.73  $  49.58      6
         Risk management
          loss (gain)(2)     1.02     (1.53)  (167)    (0.06)    (1.64)   (96)
         Royalties           9.97      9.48      5      9.72      9.46      3
         Operating costs    11.35     10.61      7     11.04     10.39      6
         Transportation      0.56      0.51     10      0.52      0.60    (13)
     -------------------------------------------------------------------------
         Netback         $  32.54  $  27.81     17  $  31.51  $  30.77      2
     -------------------------------------------------------------------------
     (1) Barrels of oil equivalent (boe) are based on six mcf of natural gas being equal to one barrel of oil (6:1).
     (2) Realized component of risk management activities related to oil and natural gas prices.

     Production Revenues

     Revenues from the sale of oil, NGL and natural gas consisted of the following:

                                                       Year ended December 31
                                              --------------------------------
     (millions)                                    2007       2006       2005
     -------------------------------------------------------------------------
     Natural gas                              $   856.6  $   850.9  $   918.2
     Light oil and NGL                          1,241.4      923.4      757.0
     Conventional heavy oil                       363.8      326.6      243.8
     -------------------------------------------------------------------------
     Gross revenues (1)                       $ 2,461.8  $ 2,100.9  $ 1,919.0
     -------------------------------------------------------------------------
     (1) Gross revenues include realized gains and losses on commodity contracts.

     Increases (Decreases) in Production Revenues

     (millions)
     -------------------------------------------------------------------------
     Gross revenues - 2006                                          $ 2,100.9
     Increase in light oil and NGL production                           249.2
     Increase in light oil and NGL prices
      (including realized risk management)                               68.9
     Increase in conventional heavy oil production                       19.5
     Increase in conventional heavy oil prices                           17.6
     Increase in natural gas production                                  46.1
     Decrease in natural gas prices
      (including realized risk management)                              (40.4)
     -------------------------------------------------------------------------
     Gross revenues - 2007                                          $ 2,461.8
     -------------------------------------------------------------------------

     In the fourth quarter of 2007 gross revenues increased by 11 percent to
$644.0 million from $578.5 million in 2006. This was primarily due to a 34 percent increase in light oil and NGL sales prices to $76.99 per bbl in 2007 from $57.43 per bbl in 2006 and a 30 percent increase in conventional heavy oil sales price to $48.69 per bbl in 2007 from $37.57 per bbl in 2006.

     Royalties

                                                       Year ended December 31
                                              --------------------------------
                                                   2007       2006       2005
     -------------------------------------------------------------------------
     Royalties (millions)                     $   450.8  $   388.0  $   369.7
     Average royalty rate (%)                       18%        18%        19%
     Per boe                                  $    9.72  $    9.46  $   10.15
     -------------------------------------------------------------------------

     Expenses

                                                       Year ended December 31
                                              --------------------------------
     (millions)                                    2007       2006       2005
     -------------------------------------------------------------------------
     Operating                                $   512.2  $   426.3  $   327.4
     Transportation                                24.1       24.5       22.7
     Financing                                     92.4       49.3       23.2
     Unit-based compensation                  $    20.5  $    11.3  $    77.2
     -------------------------------------------------------------------------

                                                       Year ended December 31
                                              --------------------------------
     (per boe)                                     2007       2006       2005
     -------------------------------------------------------------------------
     Operating                                $   11.04  $   10.39  $    8.99
     Transportation                                0.52       0.60       0.62
     Financing                                     2.00       1.20       0.63
     Unit-based compensation                  $    0.44  $    0.27  $    2.12
     -------------------------------------------------------------------------
     >>

     Operating

     Penn West continued all of its initiatives to limit increases to operating cost realizations. Over the past two years, operating cost escalation occurred industry-wide due to strong demand for skilled labour and oilfield services, particularly drilling and oilfield service rigs. Penn
West's modest increases in operating costs per barrel of oil equivalent were generally due to a higher proportion of liquids production in 2007 than in the comparative 2006 periods. Currently, with the low natural gas price and the recent Alberta royalty recommendations, we are experiencing a slow-down in industry activity that is expected to alleviate some of the high demand for oilfield services in the near future. The addition of the Petrofund assets effective July 1, 2006, with higher operating costs than the Penn West assets, also contributed to the increase.
     During the fourth quarter of 2007, operating costs increased by six percent to $135.1 million from $127.7 million in the same period of 2006, due to industry-wide cost escalations.
     A realized gain of $11.0 million (2006 - $17.3 million) on our electricity contracts was included in operating costs for the year.

     Financing

     Penn West Petroleum Ltd. ("the Company") closed the placement of
US$475 million of notes on May 31, 2007. The interest rates on the notes are fixed at 5.68 to 6.05 percent for terms of 8 to 15 years and average 5.8 percent. During September 2007, the Company entered into foreign exchange contracts to fix the repayment (in Canadian dollars) on US$250 million at an exchange rate of approximately one Canadian dollar at par with one U.S.
dollar. In addition, the Company has swaps on $100 million of bank debt that fix the interest rate at approximately 4.36 percent until March 2008 and on
$100 million of bank debt that fix the interest rate at approximately
4.26 percent until November 2010. The interest rate on the balance of the
Company's long-term debt is currently based on short-term, floating interest rate debt instruments.
     In the fourth quarter of 2007, Penn West incurred $27.2 million of financing charges compared to $17.8 million in the same period of 2006 due to increased debt levels.
     The 2007 increase in interest expense resulted from both an increase in the average outstanding debt balance and increases in interest rates over
2006. The U.S. notes contain slightly higher fixed interest rates than the
Company was subject to under its syndicated credit facility using short-term money market instruments. Penn West believes the long-term nature and the fixed interest rates inherent in the notes are beneficial for a portion of its capital structure. The increased average loan balance was principally due to property acquisitions in 2007.

     Unit-Based Compensation

     Unit-based compensation expense related to Penn West's Trust Unit Rights
Incentive Plan is based on the fair value of trust unit rights issued, determined using the Binomial Lattice option-pricing model. The fair value of rights issued is amortized over the remaining vesting periods on a straight-
line basis. The unit-based compensation expense was $5.5 million for the three months ended December 31, 2007, of which $1.5 million was charged to operating expense and $4.0 million was charged to general and administrative expense
(2006 - $3.1 million, $0.8 million and $2.3 million, respectively). The amount per boe increased in 2007 due to additional options granted in the period.

     <<
     General and Administrative Expenses

                                                       Year ended December 31
                                              --------------------------------
                                                   2007       2006       2005
     -------------------------------------------------------------------------
     Gross (millions)                         $    83.3  $    62.0  $    45.0
       Per boe                                     1.80       1.51       1.24
     Net (millions)                                50.8       36.0       23.1
       Per boe                                $    1.10  $    0.88  $    0.64
     -------------------------------------------------------------------------

     The current workplace environment continues to be highly competitive in hiring, compensating and retaining employees and consultants. Professional staff, particularly those with experience and strong technical skills, continue to be in high demand, leading to increased compensation costs.
Additional regulatory compliance activities have also contributed to increased costs.

     Depletion, Depreciation and Accretion ("DD&A")

                                                       Year ended December 31
                                              --------------------------------
     (millions, except per boe amounts)            2007       2006       2005
     -------------------------------------------------------------------------
     Depletion of oil and natural gas assets  $   867.4  $   635.0  $   416.5
     Accretion of asset
      retirement obligation(1)                     29.3       19.7       21.1
     -------------------------------------------------------------------------
     Total DD&A                               $   896.7  $   654.7  $   437.6
     -------------------------------------------------------------------------
     DD&A expense per boe                     $   19.33  $   15.96  $   12.01
     -------------------------------------------------------------------------
     (1) Represents the accretion expense on the asset retirement obligation during the period.

     DD&A expense in 2007 was higher than in 2006 due to a full year of production from the Petrofund assets and a higher depletion rate as a result of the Petrofund acquisition, which closed in June 30, 2006. Penn West accounted for the merger as a purchase of Petrofund with the purchase price allocated to the fair value of net identifiable assets acquired. The purchase price allocation to oil and natural gas assets at fair value significantly increased our consolidated depletion base per unit. Preliminary estimates for
2008 indicate the 2008 DD&A rate will further increase due to the Vault and
Canetic acquisitions.

     Taxes

                                                       Year ended December 31
                                              --------------------------------
     (millions)                                    2007       2006       2005
     -------------------------------------------------------------------------
     Current income                           $       -  $       -  $    54.1
     Future income expense (reduction)             75.4     (106.2)      (1.1)
     -------------------------------------------------------------------------
                                              $    75.4  $  (106.2) $    53.0
     -------------------------------------------------------------------------
     >>

     Temporary differences at the Trust level, or differences between book and tax basis of the assets and liabilities, were previously not recognized under
GAAP as future income taxes because the Trust was required to distribute all of its taxable income under the terms of its Trust Indenture. Under the SIFT legislation, in 2011 and beyond, as distributions will no longer be tax deductible, the Trust will not be able to make distributions to reduce its taxable income and thus is no longer considered to be exempt from income taxes for accounting purposes.
     During the second quarter of 2007, a $325.5 million charge was recorded due to the enactment of the SIFT tax legislation during the period. The future income tax liability was increased to reflect the current temporary differences expected to be remaining at the Trust level in 2011 using the then effective SIFT tax rate of 31.5 percent. On October 30, 2007, the Government of Canada proposed rate reductions which were enacted in Bill C-28 on
December 14, 2007 lowering the SIFT tax rate to 29.5 percent in 2011 and to
28.0 percent for 2012 and beyond and reducing future corporate income tax rates by an additional 3.5 percent. During the fourth quarter of 2007, a
$106.4 million future income tax reduction was recorded to reflect these substantively enacted tax rates.
     Under our current structure, the operating entities make interest and royalty payments to the Trust, which transfers taxable income to the Trust to eliminate income subject to corporate income taxes in the operating entities.
With the new legislation, such amounts transferred to the Trust could be taxable beginning in 2011 as distributions will no longer be deductible by the
Trust for income tax purposes. At that time, Penn West could claim on its tax pools and pay all or a portion of its distributions on a return of capital basis. Such distributions would not be immediately taxable to investors: they would generally reduce the adjusted cost base of units held by investors however such distributions would potentially be at a lower payout ratio.
     The new legislation is not currently expected to directly affect our funds flow levels and distribution policies until 2011 at the earliest.
     The estimate of future income taxes is based on the current tax status of the Trust. Future events, which could materially affect future income taxes such as acquisitions and dispositions and modifications to the distribution policy, are not reflected under Canadian GAAP until the events occur and the related legal requirements have been fulfilled. As a result, future changes to the tax legislation could lead to a material change in the recorded amount of future income taxes.

     <<
     Tax Pools

                                                            As at December 31
                                              --------------------------------
     (millions)                                    2007       2006       2005
     -------------------------------------------------------------------------
     Undepreciated capital cost (UCC)         $   826.2  $   788.3  $   519.0
     Canadian oil and gas property
      expense (COGPE)                           1,308.6    1,091.0      707.6
     Canadian development expense (CDE)           413.7      428.8      329.8
     Non-capital losses                           697.4      106.1          -
     -------------------------------------------------------------------------
     Total tax pools                          $ 3,245.9  $ 2,414.2  $ 1,556.4
     -------------------------------------------------------------------------

     The increase in the 2007 tax pools reflects capital spending and income transfers to the Trust throughout the year. The tax pool figures are net of income deferred in operating partnerships.

     Foreign Exchange

     In 2007, the Trust had US-dollar-denominated debt totalling $475 million compared to nil in 2006. The Trust recorded unrealized foreign exchange gains of $38.2 million in 2007 related to the outstanding U.S. notes. No gains were realized on these contracts in 2007 as no amounts were settled or converted to
Canadian dollars during the year.

     Funds flow and Net Income

                                Three months ended                 Year ended
                                       December 31                December 31
                         -----------------------------------------------------
                                                 %                          %
                             2007      2006  change     2007      2006  change
     -------------------------------------------------------------------------
     Funds flow(1)
      (millions)         $  347.2  $  303.3     14  $1,331.5  $1,176.8     13
       Basic per unit        1.44      1.23     17      5.56      5.86     (5)
       Diluted per unit      1.43      1.22     17      5.51      5.78     (5)

     Net income (millions)  127.0     122.9      3     175.5     665.6    (74)
       Basic per unit        0.53      0.44     20      0.73      3.32    (78)
       Diluted per unit  $   0.52  $   0.44     18  $   0.73  $   3.27    (78)
     -------------------------------------------------------------------------
     (1) Funds flow is a non-GAAP measure. See "Calculation of Funds flow".

     Funds flow realized in 2007 increased from the comparable 2006 period due to higher production volumes resulting from the Petrofund acquisition, partially offset by higher operating and financing costs.
     In the absence of the $325.5 million non-cash charge taken in the second quarter of 2007 to reflect the enactment of the SIFT tax and the
$106.4 million rate recovery received in the fourth quarter of 2007, net income for 2007 would have been $394.6 million.

                                                       Year ended December 31
                         -----------------------------------------------------
                                     2007              2006              2005
                         -----------------------------------------------------
                          per boe       %   per boe       %   per boe       %
     -------------------------------------------------------------------------
     Oil and natural
      gas revenues(1)    $  53.08   100.0  $  51.22   100.0  $  52.68   100.0
     Net royalties          (9.72)  (18.3)    (9.46)  (18.4)   (10.15)  (19.3)
     Operating expenses(2) (11.04)  (20.8)   (10.39)  (20.3)    (8.99)  (17.1)
     Transportation         (0.52)   (1.0)    (0.60)   (1.2)    (0.62)   (1.1)
     -------------------------------------------------------------------------
     Net operating income   31.80    59.9     30.77    60.1     32.92    62.5
     General and
      administrative
      expenses              (1.10)   (2.0)    (0.88)   (1.7)    (0.64)   (1.2)
     Interest               (2.00)   (3.8)    (1.20)   (2.3)    (0.63)   (1.2)
     Realized foreign
      exchange gain             -       -         -       -      2.35     4.4
     Current taxes              -       -         -       -     (1.48)   (2.8)
     -------------------------------------------------------------------------

     Funds flow             28.70    54.1     28.69    56.0     32.52    61.7
     Unrealized foreign
      exchange gain (loss)   0.82     1.5         -       -     (2.48)   (4.7)
     Unit-based
      compensation          (0.44)   (0.8)    (0.27)   (0.5)    (2.12)   (4.0)
     Risk management
      activities(3)         (4.35)   (8.2)     1.18     2.3     (0.09)   (0.2)
     Depletion,
      depreciation
       and accretion       (19.33)  (36.4)   (15.96)  (31.2)   (12.01)  (22.8)
     Future income taxes    (1.63)   (3.0)     2.59     5.1      0.03       -
     -------------------------------------------------------------------------
     Net income          $   3.77    (7.2) $  16.23    31.7  $  15.85    30.0
     -------------------------------------------------------------------------
     (1) Gross revenues include realized gains and losses on commodity contracts.
     (2) Operating expenses include realized gains on electricity swaps.
     (3) Risk management activities relate to the unrealized gain and losses on derivative instruments.

     Goodwill

     The goodwill balance of $652.0 million resulted from the acquisition of
Petrofund in June 2006. The Trust has determined that there was no goodwill impairment as of December 31, 2007.

     Capital Expenditures

                                     Three months ended            Year ended
                                            December 31           December 31
                                   -------------------------------------------
     (millions)                         2007       2006       2007       2006
     -------------------------------------------------------------------------
     Property acquisitions
      (dispositions), net          $    19.7  $    10.9  $   421.7  $     5.6
     Land acquisition and retention      0.8        0.8       30.2       19.8
     Drilling and completions           96.1       86.1      367.2      317.4
     Facilities and well equipping      73.0       57.9      254.1      224.6
     Geological and geophysical          0.5        1.0       10.2        3.6
     CO(2) pilot costs                   9.8        1.1       19.8        3.7
     Administrative                     10.8        1.6       15.8        3.2
     -------------------------------------------------------------------------
     Capital expenditures              210.7      159.4    1,119.0      577.9
     -------------------------------------------------------------------------

     Business combination                  -          -       21.2    3,323.3
     -------------------------------------------------------------------------

     Total expenditures            $   210.7  $   159.4  $ 1,140.2  $ 3,901.2
     -------------------------------------------------------------------------
     >>

     We drilled 43 net wells in the fourth quarter of 2007, resulting in 25 net oil wells, nine net natural gas wells and nine stratigraphic wells with a success rate of 99 percent. Our drilling activities were focused primarily in the Central and Plains areas.
     On June 30, 2006, we closed the acquisition of Petrofund. The fair value of the oil and natural gas properties acquired of $3.3 billion was added to property, plant and equipment and the remaining $0.7 billion of the purchase price was attributed to goodwill.
     The acquisition of C1 Energy Ltd ("C1") for a total cost of approximately
$21.2 million closed during the third quarter of 2007 and was accounted for as a purchase. Also, during 2007, we completed a number of other minor property acquisitions.

     In addition to the above noted capital expenditures, for the year ended
December 31, 2007, $5.1 million was capitalized for future income taxes on acquisitions to reflect the acquisitions with a different tax basis than the purchase prices and $96.6 million was capitalized for additions to asset retirement obligations to reflect the additional retirement obligations from both capital programs and net acquisitions.
     CO(2) pilot costs represent capital expenditures related to the Pembina
CO(2) pilot project, including the cost of injectants, for which no reserves have been booked.

     Business Risks

     Market Risk Management

     We are exposed to normal market risks inherent in the oil and natural gas business, including commodity price risk, credit risk, interest rate risk, foreign currency and environmental risk. From time to time, we attempt to minimize exposure to a portion of these risks by using financial instruments and by other means.

     Commodity Price Risk

     Commodity price fluctuations are among the Trust's most significant exposures. Crude oil prices are influenced by worldwide factors such as OPEC actions, supply and demand fundamentals, and political events. Oil prices,
North American natural gas supply and demand factors including weather, storage levels and LNG imports, influence natural gas prices. In accordance with policies approved by our Board of Directors, we may, from time to time, manage these risks through the use of costless collars or other financial instruments up to a maximum of 50 percent of forecast sales volumes, net of royalties, for a two-year period or up to 75 percent of forecast sales volumes, net of royalties, for a one-year period.
     For a current summary of outstanding oil and natural gas contracts, please refer to "Financial Instruments" later in this MD&A or our website at
www.pennwest.com, which includes all current contracts including those assumed in the Canetic and Vault acquisitions which closed in January 2008.

     Foreign Currency Rate Risk

     Prices received for sales of crude oil are referenced to, or denominated in, U.S. dollars, and thus realized oil prices are impacted by Canadian to
United States exchange rates. When we consider it appropriate, we may use financial instruments to fix or collar future exchange rates.
     In September 2007, we entered into foreign exchange contracts to fix the foreign exchange rate on the future repayment of US$250 million of U.S. dollar denominated private notes at an exchange rate of approximately one Canadian dollar equalling one U.S. dollar. At December 31, 2007, we had U.S. dollar denominated debt with a face value of US$225 million outstanding on which the repayment of principal amount in Canadian dollars is not fixed.

     Credit Risk

     Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations. All of our receivables are with customers in the oil and natural gas industry and are subject to normal industry credit risk. In order to limit the risk of non-performance of counterparties to derivative instruments, we contract only with organizations with high credit ratings or by obtaining security in certain circumstances.

     Interest Rate Risk

     We currently maintain a portion of our debt in floating-rate bank facilities, which results in exposure to fluctuations in short-term interest rates that have for a number of years been lower than longer-term rates. From time to time, we may increase the certainty of our future interest rates by entering fixed interest rate debt instruments or by using financial instruments to swap floating interest rates for fixed rates or to collar interest rates.

     In April 2006, we entered into interest rate swaps for two years at
4.36 percent on $100 million of bank debt and in November 2007 we entered into interest rate swaps for three years at 4.26 percent on $100 million of bank debt, both of which fixed the interest rates for the stated period of time. We closed the placement of notes totalling US$475 million on May 31, 2007 that bear fixed interest rates at an average rate of 5.8 percent for an average term of 10.1 years.

     <<
     Liquidity and Capital Resources

     Capitalization

                                                       Year ended December 31
                         -----------------------------------------------------
                             2007              2006              2005
     -------------------------------------------------------------------------
     (millions)                         %                 %                 %
     -------------------------------------------------------------------------
     Trust units issued,
      at market          $  6,270    74.0  $  8,435    86.0  $  6,203    90.5
     Bank loans and notes   1,943    22.9     1,285    13.1       542     7.9
     Working capital
      deficiency(1)           266     3.1        86     0.9       127     1.6
     -------------------------------------------------------------------------
     Total enterprise
      value              $  8,479   100.0  $  9,806   100.0  $  6,872   100.0
     -------------------------------------------------------------------------
     (1) Current assets minus current liabilities.
     >>

     During 2007 we paid total distributions, including those funded by the distribution reinvestment plan, of $976.0 million, compared to distributions of $781.8 million in 2006. This increase was due to the increase in the distribution rate from $0.31 per unit, per month in February 2006, to the rate since that time of $0.34 per unit, per month, and the 70.7 million additional units issued as consideration for Petrofund in June 2006.
     Long-term debt at December 31, 2007 was $1,943.2 million compared to
$1,285.0 million at December 31, 2006. In January 2008, our wholly owned subsidiary, Penn West Petroleum Ltd., amended its unsecured, revolving syndicated credit facility to an aggregate borrowing limit of $4.0 billion expiring on January 11, 2011, to enable the cancellation of the credit facilities of Canetic and Vault. The facility is made up of two revolving tranches; tranche one of the facility is $3.25 billion and extendible, and tranche two is $750 million and non-extendible. Stamping fees range from
55-110 basis points and standby fees range from 11.0-22.5 basis points depending on our ratio of bank debt to income before interest, taxes and depreciation and depletion ("EBITDA"). The syndicated facility expiry date on both tranches is January 11, 2011.
     On May 31, 2007, the Company closed an offering of notes issued on a private placement basis in the United States, with an aggregate principal amount of US$475 million. The Company used the proceeds of the notes to repay a portion of its outstanding bank debt under its credit facilities. The notes mature in 8 to 15 years and bear interest at rates between 5.68 and 6.05 percent.
     On December 31, 2007, the Company was in compliance with all of the financial covenants under its syndicated credit facility that closed on
January 10, 2008. The financial covenants under the syndicated credit facility, which include the unaudited pro forma Canetic, Vault and Titan
Exploration Ltd. ("Titan") historical results, are as follows:

     <<
     -   Consolidated senior debt to EBITDA shall be less than 3:1 except in certain circumstances and shall not exceed 3.5:1;
     -   Consolidated total debt to EBITDA shall be less than 4:1; and
     -   Consolidated senior debt to total trust capitalization shall not exceed 50 percent except in certain circumstances and shall not exceed 55 percent.
     >>

     At December 31, 2007, the pro forma consolidated senior and total debt to
EBITDA ratios were 1.5:1 and 1.6:1 respectively, and the consolidated senior debt to capitalization ratio was 29.5 percent.
     On December 31, 2007, the Company was in compliance with the financial covenant pursuant to the notes, which is that consolidated total debt to consolidated total capitalization is not to exceed 55 percent except in certain circumstances where it is not to exceed 60 percent.
     Under the terms of its current trust indenture, the Trust is required to make distributions to unitholders in amounts at least equal to its taxable income. Distributions may be monthly or special and in cash or in trust units at the discretion of our Board of Directors. To the extent that additional cash distributions are paid and capital programs are not adjusted, debt levels may increase. In the event that a special distribution in the form of trust units is declared, the terms of the current trust indenture require that the outstanding units be consolidated immediately subsequent to the distribution.
The number of outstanding trust units would remain at the number outstanding immediately prior to the unit distribution, plus those sold to fund the payment of withholding taxes, and an amount equal to the distribution would be allocated to the unitholders as a taxable distribution. Penn West has never declared such a distribution and, at the current time, it forecasts that such a special distribution will not be required in 2008.
     Due to the extent of our environmental programs, we believe no benefit would arise from the initiation of a reclamation fund. We believe our program will be sufficient to meet or exceed existing environmental regulations and best industry practices. In the event of significant changes to the environmental regulations or the cost of environmental activities, a higher portion of Funds flow would be required to fund our environmental expenditures.

     Standardized Distributable Cash

     Prior to the recent guidance from accounting and regulatory standard setters on the disclosure of distributable cash, Penn West's disclosures regarding distributable cash to its investors focused on statistics including a reconciliation of cash flow from operating activities to distributions declared and distributions declared as a percentage of cash flow from operating activities and net income. The Canadian Institute of Chartered
Accountants ("CICA") issued the Interpretive Release "Standardized
Distributable Cash in Income Trusts and Other Flow-Through Entities" in July
2007, which provided further guidance. Penn West also early-adopted the interpretive release. In the new guidance, sustainability concepts are discussed and standardized distributable cash is defined as cash flow from operating activities less adjustments for productive capacity maintenance, long-term unfunded contractual obligations and the effect of any foreseeable financing matters, related to debt covenants, which could impair an entity's ability to pay distributions or maintain productive capacity.

     <<

                                     Three months ended            Year ended
                                            December 31           December 31
                                   -------------------------------------------
     (millions except per unit
      amounts and percentages)          2007       2006       2007       2006
     -------------------------------------------------------------------------
     Cash flow from operating
      activities                   $   311.7  $   261.1  $ 1,241.8  $ 1,106.3
     Productive capacity
      maintenance(1)                  (191.0)    (148.5)    (697.3)    (572.3)
     -------------------------------------------------------------------------
     Standardized distributable
      cash                             120.7      112.6      544.5      534.0
     Proceeds from the issue
      of trust units(2)                 50.2       31.3      163.1      118.6
     Debt and working
      capital changes                   76.1       97.6      270.3      159.2
     -------------------------------------------------------------------------
     Cash distributions declared   $   247.0  $   241.5  $   977.9  $   811.8
     Accumulated cash
      distributions, beginning       1,864.2      891.8    1,133.3      321.5
     -------------------------------------------------------------------------
     Accumulated cash
      distributions, ending        $ 2,111.2  $ 1,133.3  $ 2,111.2  $ 1,133.3
     -------------------------------------------------------------------------

     Standardized distributable
      cash per unit, basic         $    0.50  $    0.48  $    2.27  $    2.66
     Standardized distributable
      cash per unit, diluted       $    0.50  $    0.47  $    2.25  $    2.62
     Standardized distributable
      cash payout ratio(3)              2.05       2.14       1.80       1.52
     -------------------------------------------------------------------------

     Distributions declared
      per unit                     $    1.02  $    1.02  $    4.08  $    4.05
     Net income as a percentage
      of cash distributions
      declared                           51%        51%        18%        82%
     Cash flows from operating
      activities as a percentage
      of cash distributions
      declared                          126%       108%       127%       136%
     -------------------------------------------------------------------------
     (1) Please refer to our discussion of productive capacity maintenance below.
     (2) Consists of proceeds from the Distribution Reinvestment and Optional
         Purchase Plan, the Trust Unit Rights Incentive Plan and the Trust
         Unit Savings Plan.
     (3) Represents cash distributions declared divided by standardized distributable cash.
     >>

     We strive to fund both distributions and maintenance capital programs primarily from funds flow. We initially budget our capital programs at approximately 40-50 percent of annual funds flow. We believe that proceeds from the Distribution Reinvestment and Optional Purchase Plan should be used to fund capital expenditures of a longer-term nature. Over the medium term, additional borrowings and equity issues may be required from time to time to fund a portion of our distributions or maintain or increase our productive capacity. On a longer-term basis, adjustments to the level of distributions and/or capital expenditures to maintain or increase our productive capacity may be required based on forecast levels of funds flow, capital efficiency and debt levels.

     Productive capacity maintenance is the amount of capital funds required in a period for an enterprise to maintain its future cash flow from operating activities at a constant level. As commodity prices can be volatile and short-
term variations in production levels are often experienced in our industry, we define our productive capacity as production on a barrel of oil equivalent basis. A quantifiable measure for these short-term variations is not objectively determinable or verifiable due to various factors including the inability to distinguish natural production declines from the effect of production additions resulting from capital and optimization programs, and the effect of temporary production interruptions. As a result, the adjustment for productive capacity maintenance in our calculation of standardized distributable cash is our capital expenditures during the period excluding the cost of any asset acquisitions or proceeds of any asset dispositions. We believe that our current capital programs, based on 40-50 percent of forecast annual funds flow and our current view of our assets and opportunities, including particularly our oil sands project and our proposed enhanced oil recovery projects, and our outlook for commodity prices and industry conditions, should be sufficient to maintain our productive capacity in the medium term. We set our hurdle rates for evaluating potential development and optimization projects according to these parameters. Due to the risks inherent in the oil and natural gas industry, particularly our exploration and development activities and variations in commodity prices, there can be no assurance that capital programs, whether limited to the excess of funds flow over distributions or not, will be sufficient to maintain or increase our production levels or cash flow from operating activities. Penn West historically incurred a larger proportion of its development expenditures in the first quarter of each calendar year to exploit winter-only access properties. As we strive to maintain sufficient credit facilities and appropriate levels of debt, this seasonality is not currently expected to influence our distribution policies.
     Our calculation of standardized distributable cash has no adjustment for long-term unfunded contractual obligations. We believe our only significant long-term unfunded contractual obligation at this time is for asset retirement obligations. Cash flow from operating activities, used in our standardized distributable cash calculation, includes a deduction for abandonment expenditures incurred during each period. We believe that our current environmental programs will be sufficient to fund our asset retirement obligations over the life of our reserves.
     We currently have no financing restrictions caused by our debt covenants.
We regularly monitor our current and forecast debt levels to ensure debt covenants are not exceeded.

     <<
     (millions, except ratios)                           To December 31, 2007
     -------------------------------------------------------------------------
     Cumulative standardized distributable
      cash from operations(1)                                       $ 1,562.9
     Issue of trust units                                               290.0
     Bank borrowing and working capital change                          258.3
     -------------------------------------------------------------------------
     Cumulative cash distributions declared(1)                      $ 2,111.2
     -------------------------------------------------------------------------

     Standardized distributable cash payout ratio (2)                    1.35
     -------------------------------------------------------------------------
     (1) Subsequent to the trust conversion on May 31, 2005.
     (2) Represents cumulative cash distributions declared divided by cumulative standardized distributable cash.
     >>

     Financial Instruments

     During 2007, Penn West had $201.6 million of unrealized losses on risk management activities compared to a $48.6 million gain in 2006. The losses in
2007 were primarily due to record oil prices experienced in the latter part of the year.
     As at December 31, 2007 we had WTI crude oil collars on approximately
30,000 barrels per day for 2008 with an average floor price of US$66.17 per barrel and an average ceiling price of US$81.75 per barrel. In addition, Penn
West has AECO natural gas collars on approximately 67.5 mmcf per day for 2008 with an average floor price of $6.68 per mcf and an average ceiling price of
$7.70 per mcf.

     In the second quarter of 2006, we entered into interest rate swaps that fix the interest rate for two years at approximately 4.36 percent on
$100 million of floating interest rate debt. Further to this, in the fourth quarter of 2007, we entered into additional interest swaps that fix the interest rate for three years at 4.26 percent on $100 million of floating interest rate debt.
     In the third quarter of 2007, we entered into foreign exchange forward contracts to fix the principal repayment on debt amounts totalling
US$250 million at an exchange rate of approximately par.
     In January 2008, we entered into 10-year U.S. Treasury forward contracts on a notional principal amount of $250 million at an average fixed treasury rate of 3.6778 percent until June 30, 2008.
     Other financial instruments outstanding at December 31, 2007 were Alberta electricity contracts, which fix 2008 electricity costs on 32 megawatts at
$75.02 per megawatt-hour and in both 2009 and 2010 fix electricity costs on
30 megawatts at $76.23 per megawatt hour.
     Mark to market amounts on all financial instruments outstanding at
December 31, 2007 are summarized in note 9 to the unaudited interim consolidated financial information. Canetic and Vault had entered into a number of financial instruments that were assumed upon closing of these deals.
Please refer to Penn West's website at www.pennwest.com for details of all financial instruments currently outstanding.

     Outlook

     This outlook section is included to provide unitholders with information as to management's expectations as at February 19, 2008 for production, revenues and net capital expenditures for 2008 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and disclaimers under "Forward-Looking Statements".
     The outlook for oil prices remains strong, while the outlook for natural gas prices remains relatively weak and the Canadian dollar remains strong compared to the U.S. dollar. Including the Canetic and Vault acquisitions,
Penn West forecasts 2008 production of between 195,000 boe per day and 205,000 boe per day. Based on a forecast WTI oil price of US$80.00 per barrel, a $6.75 per GJ natural gas price at AECO and a CAD/USD exchange rate of par for 2008, funds flow for 2008 is forecast to be between $2.0 billion and $2.1 billion.
Based on this level of funds flow and other factors, we estimate 2008 net capital expenditures of approximately $960 million.

     Sensitivity Analysis

     Estimated sensitivities to selected key assumptions on 2008 financial results, including the impact of the Canetic, Vault and Titan acquisitions, and before considering hedging impacts, are outlined in the table below.

     <<
                                                                    Impact on
                                     Impact on funds flow(1)     net income(1)
     -------------------------------------------------------------------------
                                                 $                  $
     Change of:                    Change millions   $/unit  millions   $/unit
     -------------------------------------------------------------------------
     Price per barrel
      of liquids                    $1.00     30.3     0.08     21.2     0.06
     Liquids production    1,000 bbls/day     14.7     0.04      4.8     0.01
     Price per mcf of
      natural gas                   $0.10     17.2     0.05     12.0     0.03
     Natural gas production   10 mmcf/day     14.2     0.04      0.8        -
     Effective interest rate           1%     31.4     0.08     22.0     0.06
     Exchange rate
      ($US per $CAD)                $0.01     23.9     0.06     16.8     0.04
     -------------------------------------------------------------------------
     (1) The impact on funds flow and net income is computed based on 2008 forecast commodity prices and production volumes. The impact on net income assumes that the distribution levels are not adjusted for changes in funds flow thus changing the incremental future income tax rate.

     Contractual Obligations and Commitments

     We are committed to certain payments over the next five calendar years as follows:

                                                                       There-
     (millions)             2008     2009     2010     2011     2012    after
     -------------------------------------------------------------------------
     Transportation      $  13.9  $   5.8  $   2.2  $   0.1  $     -  $     -
     Transportation ($US)    2.3      2.3      2.3      2.3      2.3      6.4
     Power infrastructure    6.2      4.2      4.2      4.2      4.2      7.6
     Drilling rigs           7.7      2.4      1.2        -        -        -
     Purchase
      obligations(1)        13.3     13.3     13.3     13.3     13.2     41.1
     Office lease        $  19.4  $  19.6  $  17.3  $  16.5  $  16.2  $ 104.3
     -------------------------------------------------------------------------
     (1) These amounts represent estimated commitments of $84.4 million for
         CO(2) purchases and $23.1 million for processing fees related to interests in the Weyburn Unit.

     Our syndicated credit facility expires on January 11, 2011. If we were not successful in renewing or replacing the facility, we could be required to repay all amounts then outstanding on the facility or enter term bank loans.
In addition, we have US$475 million of fixed-term notes expiring between 2015 and 2022. As we strive to maintain our leverage ratios at relatively modest levels, we believe we will be successful in renewing or replacing our credit facility on acceptable terms.

     Equity Instruments

     -------------------------------------------------------------------------
     Trust units issued:
       As at December 31, 2007                                    242,663,164
       Issued on exercise of trust unit rights                        259,050
       Issued to employee savings plan                                125,628
       Issued pursuant to distribution reinvestment plan            1,116,862
       Issued on Canetic acquisition                              124,348,739
       Issued on Vault acquisition                                  5,550,923
     -------------------------------------------------------------------------
       As at February 19, 2008                                    374,064,366
     -------------------------------------------------------------------------

     Trust unit rights outstanding:
       As at December 31, 2007                                     14,486,084
       Granted                                                     11,657,182
       Exercised                                                     (259,050)
       Forfeited                                                     (117,570)
     -------------------------------------------------------------------------
       As at February 19, 2008                                     25,766,646
     -------------------------------------------------------------------------
     >>

     Accounting Changes and Pronouncements

     Effective January 1, 2007, the Trust adopted new Canadian accounting standards issued by the CICA, these being "Comprehensive Income", "Financial
Instruments - Disclosure and Presentation", "Hedges", "Financial Instruments -
Recognition and Measurement", and "Equity". The adoption of these standards has had no material impact on the Trust's net income or funds flows.

     Financial Instruments

     Financial instruments are measured at fair value on the balance sheet upon initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified in one of the following categories: held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities as defined under CICA
Handbook Section 3855.
     Subsequent measurement and changes in fair value will depend on initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; and
available-for-sale financial instruments are measured at fair value with changes in fair value recorded in Other Comprehensive Income ("OCI") until the instrument or a portion thereof is derecognized or impaired, at which time the amounts would be recorded in net income.
     As the Trust elected to discontinue hedge accounting in 2005, the adoption of these standards did not change the Trust's accounting for financial instruments. Cash and cash equivalents are designated as held-for-
trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable and accrued revenues are designated as loans and receivables. Accounts payable and accrued liabilities and long-term debt are designated as other liabilities. Risk management assets and liabilities are derivative financial instruments classified as held-for-trading.

     Embedded Derivatives

     An embedded derivative is a component of a contract that affects the contract terms in relation to another factor, for example rent costs that fluctuate with oil prices. These "hybrid" contracts are considered to consist of a "host" contract plus an "embedded derivative". The embedded derivative is separated from the host contract and accounted for as a derivative if certain conditions are met. These include:

     <<
     -   The economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract:
     -   If the embedded derivative separated meets the definition of a derivative: and
     -   The hybrid contract is not measured at fair value or classified as held-for-trading.
     >>

     The Trust currently has no material embedded derivatives.

     Comprehensive Income

     Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. It consists of net income and OCI.
OCI refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with GAAP. The Trust currently has no items requiring separate disclosure as OCI on a Statement of Comprehensive
Income.

     Future Accounting Pronouncements

     Three new Canadian accounting standards have been issued: "Financial
Instruments-Disclosure", "Capital Disclosure" and "Goodwill and Intangible
Assets". These will require additional disclosure in the Trust's financial statements commencing January 1, 2008 related to the Trust's financial instruments as well as the management of capital and goodwill.

     Related-Party Transactions

     During 2007, Penn West paid $1.3 million (2006 - $4.1 million) of legal fees to a law firm of which a partner is also a director of Penn West.

     Off-Balance-Sheet Financing

     We have off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual
Obligations and Commitments section.

     Critical Accounting Estimates

     Our significant accounting policies are detailed in note 2 to the unaudited interim consolidated financial information. In the determination of financial results, we must make certain significant accounting estimates as follows:

     Full Cost Accounting

     We use the full cost method of accounting for oil and natural gas properties. All costs of exploring for and developing oil and natural gas reserves are capitalized and depleted against associated oil and natural gas production using the unit-of-production method based on the estimated proved reserves with forecast commodity pricing.

     Our reserves were evaluated by GLJ Petroleum Consultants Ltd., an independent engineering firm. In 2007 and 2006, our reserves were determined in compliance with National Instrument 51-101. The evaluation of oil and natural gas reserves is, by its nature, based on complex extrapolations and models as well as other significant engineering, capital, pricing and cost assumptions. Reserve estimates are a key component in the calculation of depletion and are a key component of value in the ceiling test. To the extent that the ceiling amount, based in part on our reserves, is less than the carrying amount of property, plant and equipment, a write-down against income must be made. We determined there was no ceiling test write- down required at
December 31, 2007.

     Asset Retirement Obligations

     The discounted, expected future cost of statutory, contractual or legal obligations to retire long-lived assets is recorded as an asset retirement liability with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future liability amount through accretion charges to earnings, included in DD&A. Revisions to the estimated amount or timing of the obligations are reflected as increases or decreases to our asset retirement obligation. Actual asset retirement expenditures are charged to the liability to the extent of the then-recorded liability. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset. Note 6 to the unaudited interim consolidated financial information details the impact of these accounting recommendations.

     Financial Instruments

     Financial instruments included in the balance sheets, consist of accounts and taxes receivable, the fair value of the derivative financial instruments, current liabilities and the bank loan. The fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applied to the bank loan.

     All of our accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risk. We may, from time to time, use various types of financial instruments to reduce our exposure to fluctuating oil and natural gas prices, electricity costs, exchange rates and interest rates. The use of these financial instruments exposes us to credit risks associated with the possible non-performance of counterparties to the derivative contracts. We limit this risk by transacting only with financial institutions with high credit ratings and by obtaining security in certain circumstances.
     Our revenues from the sale of crude oil, natural gas liquids and natural gas are directly impacted by changes to the underlying commodity prices. To ensure that funds flows are sufficient to fund planned capital programs and distributions, costless collars or other financial instruments may be utilized. Collars ensure that commodity prices realized will fall into a contracted range for a contracted sales volume. Forward power contracts fix a portion of future electricity costs at levels determined to be economic by management.

     Goodwill

     Goodwill must be recorded on a business combination when the total purchase consideration exceeds the fair value of the net identifiable assets and liabilities of the acquired entity. The goodwill balance is not amortized, however, it must be assessed for impairment at least annually. Impairment is initially determined based on the fair value of the reporting entity compared to its book value. Any impairment must be charged to income or loss in the period the impairment occurs. We determined there was no goodwill impairment as at December 31, 2007.

     Forward-Looking Statements

     In the interest of providing Penn West's unitholders and potential investors with information regarding Penn West, including management's assessment of Penn West's future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-
looking statements are typically identified by words such as "anticipate",
"continue", "estimate", "expect", "forecast", "may", "will", "project",
"could", "plan", "intend", "should", "believe", "outlook", "potential",
"target" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the impact on our business, distribution policies and unitholders of the SIFT tax and the different actions that we might take in response to the SIFT tax; the impact on our reserves and business of the new Alberta royalty framework drilling plans; sufficiency of insurance related to Wildboy costs and losses; tie-in of wells; environmental regulation compliance costs and strategy; production estimates; netback estimates; our business strategy, including our strategy in respect of our Peace River Oil Sands project, and our coal bed methane, shale gas and enhanced oil recovery projects; product balance; the sufficiency of our environmental program; funding sources for distributions, distribution levels and whether a special distribution will be made in 2007; the funding of our asset retirement obligations; our beliefs and outlook for the maintenance of productive capacity; our outlook for oil and natural gas prices; our forecast 2008 net capital expenditures and the allocation and funding thereof;
the section on "Outlook" which sets forth management's expectations as to production, revenues and net capital expenditures for 2008; the sensitivity of our assumptions regarding 2008 funds flow and net income to changes in certain operational and financial metrics; currency exchange rates; our forecast funds flow; the nature and effectiveness of our risk management strategies; our belief that we will be successful in renewing or replacing our credit facilities on acceptable terms when they expire; the quantity and recoverability of our oil and natural gas reserves and resources, including the quantity of discovered heavy oil resources in place at the Peace River Oil
Sands Project; and the ability of Penn West to economically develop its contingent resources at its Peace River Oil Sands Project and convert these resources into reserves.

     With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future oil and natural gas prices and differentials between light, medium and heavy oil prices;
future capital expenditure levels; future oil and natural gas production levels; future exchange rates; the amount of future cash distributions that we intend to pay; the cost of expanding our property holdings; our ability to obtain equipment in a timely manner to carry out development activities; the ability of insurance to offset the financial impact of the fire-related outage at the Wildboy natural gas plant; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to add production and reserves through our development and exploitation activities. In addition, the "Outlook" section is based on specific assumptions as to commodity prices and exchange rates, planned capital expenditures and our success in maintaining production and adding new production through our exploitation activities.
     Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur.
By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility in market prices for oil and natural gas; the impact of weather conditions on seasonal demand and ability to execute capital programs;
risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic conditions in
Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time;
failure to realize the anticipated benefits of acquisitions, including the acquisition of Petrofund Energy Trust, the acquisition of C1 Energy Ltd. and
Vault Energy Trust and the acquisition of Canetic Resources Trust; changes in tax law; changes in the Alberta royalty framework; uncertainty of obtaining required approvals for acquisitions and mergers; and the other factors described under "Business Risks" in this document and in Penn West's public filings (including our Annual Information Form) available in Canada at
www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

     The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

     Additional Information

     Additional information relating to Penn West including Penn West's Annual
Information Form is available on SEDAR at www.sedar.com.

     <<
                            Penn West Energy Trust
                          Consolidated Balance Sheets

                                                    December 31,  December 31,
     (CAD millions, unaudited)                             2007          2006
     -------------------------------------------------------------------------

     Assets
     Current
       Accounts receivable                           $    277.5    $    268.7
       Risk management (note 9)                               -          54.0
       Future income tax                                   44.3             -
       Other                                               45.7          56.0
     -------------------------------------------------------------------------
                                                          367.5         378.7
     -------------------------------------------------------------------------
     Property, plant and equipment (note 4)             7,413.5       7,039.0
     Goodwill                                             652.0         652.0
     -------------------------------------------------------------------------
                                                        8,065.5       7,691.0
     -------------------------------------------------------------------------
                                                     $  8,433.0    $  8,069.7
     -------------------------------------------------------------------------

     Liabilities and unitholders' equity
     Current
       Accounts payable and accrued liabilities      $    359.3    $    384.1
       Distributions payable                               82.5          80.6
       Risk management (note 9)                           147.6             -
     -------------------------------------------------------------------------
                                                          589.4         464.7
     Long-term debt (note 5)                            1,943.2       1,285.0
     Asset retirement obligations (note 6)                413.5         339.1
     Future income taxes                                  917.4         792.6
     -------------------------------------------------------------------------
                                                        3,863.5       2,881.4
     -------------------------------------------------------------------------
     Unitholders' equity
     Unitholders' capital (note 7)                      3,877.1       3,712.4
     Contributed surplus (note 7)                          35.3          16.4
     Retained earnings                                    657.1       1,459.5
     -------------------------------------------------------------------------
                                                        4,569.5       5,188.3
     -------------------------------------------------------------------------
                                                     $  8,433.0    $  8,069.7
     -------------------------------------------------------------------------
     Subsequent Events (note 3 and 5)

     See accompanying notes to the unaudited interim consolidated financial information.

                            Penn West Energy Trust
            Consolidated Statements of Income and Retained Earnings

                                     Three months ended           Years ended
                                            December 31           December 31
                                   -------------------------------------------
     (CAD millions, except per unit
      amounts, unaudited)               2007       2006       2007       2006
     -------------------------------------------------------------------------

     Revenues
       Oil and natural gas         $   656.0  $   560.3  $ 2,458.8  $ 2,033.7
       Royalties                      (117.4)    (113.0)    (450.8)    (388.0)
     -------------------------------------------------------------------------
                                       538.6      447.3    2,008.0    1,645.7

     Risk management gain (loss)
      (note 9)
       Realized                        (12.0)      18.2        3.0       67.2
       Unrealized                     (134.8)       4.8     (182.0)      42.8
     -------------------------------------------------------------------------
                                       391.8      470.3    1,829.0    1,755.7
     -------------------------------------------------------------------------

     Expenses
       Operating (note 8)              135.1      127.7      517.7      429.1
       Transportation                    6.6        6.1       24.1       24.5
       General and administrative
        (note 8)                        16.0       13.7       65.8       44.5
       Financing (note 5)               27.2       17.8       92.4       49.3
       Depletion, depreciation and
        accretion                      242.2      214.6      896.7      654.7
       Risk management (gain) loss -
        unrealized (note 9)              0.3      (10.6)      19.6       (5.8)
       Unrealized foreign exchange
        gain                            (1.6)         -      (38.2)         -
     -------------------------------------------------------------------------
                                       425.8      369.3    1,578.1    1,196.3
     -------------------------------------------------------------------------
     Income (loss) before taxes        (34.0)     101.0      250.9      559.4
     -------------------------------------------------------------------------

     Taxes
       Future income tax expense
        (reduction)                   (161.0)     (21.9)      75.4     (106.2)
     -------------------------------------------------------------------------

     Net income                        127.0      122.9      175.5      665.6

     Retained earnings,
      beginning of period              777.1    1,578.1    1,459.5    1,605.7
       Distributions declared         (247.0)    (241.5)    (977.9)    (811.8)
     -------------------------------------------------------------------------
     Retained earnings, end
      of period                    $   657.1  $ 1,459.5  $   657.1  $ 1,459.5
     -------------------------------------------------------------------------

     Net income per unit
       Basic                       $    0.53  $    0.44  $    0.73  $    3.32
       Diluted                     $    0.52  $    0.44  $    0.73  $    3.27
     Weighted average units
      outstanding (millions)
       Basic                           241.8      236.7      239.4      200.8
       Diluted                         243.5      239.5      241.5      203.5
     -------------------------------------------------------------------------
     See accompanying notes to the unaudited interim consolidated financial information.

                            Penn West Energy Trust
                     Consolidated Statements of Cash Flows

                                     Three months ended           Years ended
                                            December 31           December 31
                                    ------------------------------------------
     (CAD millions, unaudited)          2007       2006       2007       2006
     -------------------------------------------------------------------------

     Operating activities
       Net income                  $   127.0  $   122.9  $   175.5  $   665.6
       Depletion, depreciation
        and accretion (note 4)         242.2      214.6      896.7      654.7
       Future income tax expense
        (reduction)                   (161.0)     (21.9)      75.4     (106.2)
       Unit-based compensation
        (note 8)                         5.5        3.1       20.5       11.3
       Risk management (gain)
        loss (note 9)                  135.1      (15.4)     201.6      (48.6)
       Unrealized foreign
        exchange gain                   (1.6)         -      (38.2)         -
       Asset retirement expenditures   (14.8)      (9.3)     (51.5)     (26.9)
       Change in non-cash
        working capital                (20.7)     (32.9)     (38.2)     (43.6)
     -------------------------------------------------------------------------
                                       311.7      261.1    1,241.8    1,106.3
     -------------------------------------------------------------------------

     Investing activities
       Acquisition of property,
        plant and equipment            (95.5)     (12.7)    (576.1)     (18.2)
       Disposition of property,
        plant and equipment             75.8        1.8      133.2       12.6
       Additions to property,
        plant and equipment           (191.0)    (148.5)    (697.3)    (572.3)
       Petrofund acquisition costs         -        4.0          -      (25.0)
       Change in non-cash
        working capital                (24.9)     (28.3)      14.9       11.7
     -------------------------------------------------------------------------
                                      (235.6)    (183.7)  (1,125.3)    (591.2)
     -------------------------------------------------------------------------

     Financing activities
       Proceeds from issuance of
        notes (note 5)                     -          -      509.1          -
       Increase in bank loan           120.1      132.6      187.3      132.6
       Issue of equity                   6.4        4.2       32.0       22.5
       Distributions paid             (202.6)    (214.2)    (844.9)    (685.7)
       Settlement of future
        income tax liabilities
        on trust conversion                -          -          -       15.5
     -------------------------------------------------------------------------
                                       (76.1)     (77.4)    (116.5)    (515.1)
     -------------------------------------------------------------------------

     Change in cash                        -          -          -          -
     Cash, beginning of period             -          -          -          -
     -------------------------------------------------------------------------
     Cash, end of period           $       -  $       -  $       -  $       -
     -------------------------------------------------------------------------

     Interest paid                 $    34.6  $    14.5  $    94.5  $    44.4
     Income taxes paid (recovered) $    (6.9) $     0.9  $    (2.4) $     8.6
     -------------------------------------------------------------------------
     See accompanying notes to the unaudited interim consolidated financial information.

     Notes to the Unaudited Interim Consolidated Financial Information
     (All tabular amounts are in millions except numbers of units, per unit amounts, percentages and various figures in Note 9)

     1.  Structure of Penn West

     Penn West Energy Trust ("Penn West" or the "Trust") is an open-ended, unincorporated investment trust governed by the laws of the Province of
     Alberta. The purpose of Penn West is to indirectly explore for, develop and hold interests in petroleum and natural gas properties through investments in securities of subsidiaries and royalty interests in oil and natural gas properties. Penn West owns 100 percent of the common shares, directly or indirectly, of the entities that carry on the oil and natural gas business of Penn West. The activities of these entities are financed through interest-bearing notes from Penn West and third-party debt as described in the notes to the unaudited interim consolidated financial statements.

     Pursuant to the terms of net profit interest agreements (the "NPIs"),
     Penn West is entitled to payments from certain subsidiary entities equal to essentially all of the proceeds of the sale of oil and natural gas production less certain specified deductions. Under the terms of the
     NPIs, the deductions are in part discretionary, include the requirement to fund capital expenditures and asset acquisitions, and are subject to certain adjustments for asset dispositions.

     Under the terms of its trust indenture, Penn West is required to make distributions to unitholders in amounts at least equal to its taxable income consisting of interest on notes, the NPIs, and any inter-corporate distributions and dividends received, less certain expenses and deductions.

     2.  Significant accounting policies and basis of presentation

     This unaudited interim consolidated financial information has been prepared in accordance with Canadian generally accepted accounting principles and is consistent with the accounting policies described in the notes to the audited consolidated financial statements of Penn West for the year ended December 31, 2006, except as described below. This financial information should accordingly be read in conjunction with Penn
     West's audited consolidated financial statements and notes thereto for the year ended December 31, 2006.

     Effective January 1, 2007, the Trust adopted new Canadian accounting standards being "Comprehensive Income", "Financial Instruments -
     Disclosure and Presentation", "Hedges", "Financial Instruments -
     Recognition and Measurement", and "Equity". The adoption of these standards has had no material impact on the Trust's net income or funds flows.

     Financial Instruments

     Financial instruments are measured at their fair value on the balance sheet upon initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified in one of the following categories: held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

     Subsequent measurement and changes in fair value will depend on the classification of the instrument: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in Other Comprehensive Income
     ("OCI") until the instrument or a portion thereof is derecognized or impaired at which time the amounts would be recorded in net income.

     As the Trust elected to discontinue hedge accounting in 2005, the adoption of these standards did not change the Trust's accounting for financial instruments. Cash and cash equivalents are designated as held-
     for-trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable and accrued revenues are designated as loans and receivables.
     Accounts payable and accrued liabilities and long-term debt are designated as other financial liabilities. All risk management assets and liabilities are derivative financial instruments classified as held-for-
     trading.

     Embedded Derivatives

     An embedded derivative is a component of a contract that affects the terms in relation to another factor, for example rent costs that fluctuate with oil prices. These "hybrid" contracts are considered to consist of a "host" contract plus an embedded derivative. The embedded derivative is separated from the host contract and accounted for as a derivative only if certain conditions are met. These include:

     -   the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract,
     -   if the embedded derivative separated meets the definition of a derivative,
     -   the hybrid contract is not measured at fair value or classified as held for trading.

     The Trust currently has no material embedded derivatives.

     Comprehensive Income

     Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. It consists of net income and
     OCI. OCI refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles. The Trust currently has no items requiring separate disclosure as OCI on a statement of Comprehensive Income.

     Future Accounting Pronouncements

     Three new Canadian accounting standards have been issued, "Financial
     Instruments-Disclosure", "Capital Disclosure" and "Goodwill and
     Intangible Assets", which will require additional disclosure in the
     Trust's financial statements commencing January 1, 2008 related to the
     Trust's financial instruments as well as the management of capital and goodwill.

     3.  Business combinations

     Canetic acquisition

     On January 11, 2008, Penn West closed its acquisition of Canetic
     Resources Trust ("Canetic") for a total acquisition cost of approximately
     $3.6 billion, funded through the issuance of 124.3 million trust units, calculated based on the volume weighted average trading price of the units around the date of the announcement, discounted by five percent.
     Bank debt and estimated working capital deficiency of $1.6 billion, including transaction costs, and convertible debentures with a fair value of $260.0 million was also assumed.

     Vault acquisition

     On January 10, 2008, Penn West closed its acquisition of Vault Energy
     Trust (Vault") for a total acquisition cost of approximately
     $158.7 million funded through the issuance of 5.6 million trust units and cash paid for the warrants. The trust unit value was calculated based on the volume weighted average trading price of the units around the date of the announcement, discounted by five percent. Also assumed was bank debt plus estimated working capital deficiency of $126.4 million, including transaction costs, and convertible debentures with a fair value of
     $100.9 million.

     4.  Property, plant and equipment

                                                    December 31,  December 31,
                                                           2007          2006
     -------------------------------------------------------------------------
     Oil and natural gas properties, including
      production and processing
      equipment                                      $ 10,925.1    $  9,683.2
     Accumulated depletion and depreciation            (3,511.6)     (2,644.2)
     -------------------------------------------------------------------------
     Net book value                                  $  7,413.5    $  7,039.0
     -------------------------------------------------------------------------

     Other than Penn West's net share of capital overhead recoveries, no general and administrative expenses are capitalized. In 2007, additions to property, plant and equipment included a $96.6 million (2006 -
     $55.9 million) increase related to additions to asset retirement obligations and a $5.1 million (2006 - $1.7 million) addition for future income taxes recorded on minor property acquisitions.

     An impairment test was performed on the costs capitalized to oil and natural gas properties at December 31, 2007 and 2006. The estimated undiscounted future net funds flows from proved reserves, using forecast prices, exceeded the carrying amount of the oil and natural gas property interests less the cost of unproved properties.

     5. Long-term debt

                                                    December 31,  December 31,
                                                           2007          2006
     -------------------------------------------------------------------------
     Bankers' acceptances and prime rate loans       $  1,472.3    $  1,285.0
     US Senior unsecured notes
       5.68%, US$160 million, maturing May 31, 2015       158.6             -
       5.80%, US$155 million, maturing May 31, 2017       153.7             -
       5.90%, US$140 million, maturing May 31, 2019       138.8             -
       6.05%, US$20 million, maturing May 31, 2022         19.8             -
     -------------------------------------------------------------------------
     Total long-term debt                            $  1,943.2    $  1,285.0
     -------------------------------------------------------------------------

     As at December 31, 2007, Penn West Petroleum Ltd. (the "Company") had an
     unsecured, extendible, three-year revolving syndicated credit facility with an aggregate borrowing limit of $2.1 billion, with an expiry date of
     August 25, 2010. In January 2008, our wholly owned subsidiary, Penn West
     Petroleum Ltd., amended its unsecured, revolving syndicated credit facility to an aggregate borrowing limit of $4.0 billion expiring on
     January 11, 2011, in part to enable the cancellation of this facility and the credit facilities of Canetic and Vault. The facility is made up of two revolving tranches; tranche one of the facility is $3.25 billion and extendible and tranche two is $750 million and non-extendible. The credit facility contains provisions for stamping fees on bankers' acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios.

     Financing costs include interest expense on long-term debt, including the syndicated credit facility, of $90.1 million for the year ended
     December 31, 2007 (2006 - $47.7 million).

     Letters of credit totaling $0.3 million were outstanding on December 31,
     2007 (December 31, 2006 - $0.4 million) that reduced the amount otherwise available to be drawn on the syndicated facility.

     The US$475 million senior unsecured notes are subject to the financial covenant that consolidated debt to consolidated capitalization shall not exceed 55 percent except in the event of a material acquisition where it is not to exceed 60 percent. The estimated fair value of the principal and interest obligations under the notes at December 31, 2007 was
     $457.8 million.

     In January 2008, we entered into 10-year U.S. Treasury forward contracts on a notional principal amount of $250 million at an average fixed treasury rate of 3.6778 percent until June 30, 2008.

     6.  Asset retirement obligations

     The total inflated and undiscounted amount to settle Penn West's asset retirement obligations at December 31, 2007 was $2.6 billion
     (December 31, 2006 - $2.2 billion). The asset retirement obligation was determined by applying an inflation factor of 2.0 percent (2006 - 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 7.0 percent (2006 - 7.0 percent) over the expected useful life of the underlying assets, currently extending up to 50 years into the future with an average life of 23 years. Future cash flows from operating activities are expected to fund the obligations.

     Changes to asset retirement obligations were as follows:

                                                           2007          2006
     -------------------------------------------------------------------------
     Balance, beginning of period                    $    339.1    $    192.4
     Liabilities incurred during the period                35.7          30.2
     Petrofund Energy Trust liabilities assumed
      on acquisition                                          -          98.0
     Increase in liability due to change in estimate       60.9          25.7
     Liabilities settled during the period                (51.5)        (26.9)
     Accretion charges                                     29.3          19.7
     -------------------------------------------------------------------------
     Balance, end of period                          $    413.5    $    339.1
     -------------------------------------------------------------------------

     7.  Unitholders' equity

     Unitholders' capital                                 Units        Amount
     -------------------------------------------------------------------------
     Balance, December 31, 2005                     163,290,013    $    561.0
     Issued on exercise of trust unit rights(1)         407,750          10.6
     Issued to employee trust unit savings plan         295,449          12.3
     Issued to distribution reinvestment plan         2,459,870          96.1
     Issued on Petrofund acquisition                 70,673,137       3,032.4
     -------------------------------------------------------------------------
     Balance, December 31, 2006                     237,126,219       3,712.4
     Issued on exercise of trust unit rights(1)         665,155          16.1
     Issued to employee trust unit savings plan         532,840          17.5
     Issued to distribution reinvestment plan         4,338,950         131.1
     -------------------------------------------------------------------------
     Balance, December 31, 2007                     242,663,164    $  3,877.1
     -------------------------------------------------------------------------

                                                     Year ended    Year ended
                                                    December 31,  December 31,
     Contributed surplus                                   2007          2006
     -------------------------------------------------------------------------
     Balance, beginning of period                    $     16.4    $      5.5
     Unit-based compensation expense                       20.5          11.3
     Net benefit on rights exercised (1)                   (1.6)         (0.4)
     -------------------------------------------------------------------------
     Balance, end of period                          $     35.3    $     16.4
     -------------------------------------------------------------------------
     (1) Upon exercise of trust unit rights, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders'
         capital.

     Units Outstanding                                 Year ended December 31
                                          ------------------------------------
     (millions of units)                                   2007          2006
     -------------------------------------------------------------------------
     Weighted average
       Basic                                              239.4         200.8
       Dilutive impact of unit rights                       2.1           2.7
     -------------------------------------------------------------------------
       Diluted                                            241.5         203.5

     Outstanding as at December 31
       Basic                                              242.7         237.1
       Basic plus trust unit rights                       257.1         248.4
     -------------------------------------------------------------------------

     For the year ended December 31, 2007, 7.0 million trust unit rights (2006
     - 1.7 million) were excluded in calculating the weighted average number of diluted trust units outstanding, as they were considered anti-
     dilutive.

     8.  Unit-based compensation

     Trust unit rights incentive plan

     Penn West has a unit rights incentive plan that allows Penn West to issue rights to acquire trust units to directors, officers, employees and other service providers. Under the terms of the plan, the number of trust units reserved for issuance shall not exceed 10 percent of the aggregate number of issued and outstanding trust units of Penn West. Unit rights are granted at prices administered to be equal to the volume-weighted average trading price of the trust units on the Toronto Stock Exchange for the five trading days immediately prior to the date of grant. If certain conditions are met, the exercise price per unit may be reduced by deducting from the grant price the aggregate of all distributions, on a per unit basis, paid by Penn West after the grant date. Rights granted under the plan prior to November 13, 2006 vest over a five-year period and expire six years after the date of the grant. Rights granted subsequent to this date generally vest over a three-year period and expire four years after the date of the grant.

                                           Year ended              Year ended
                                    December 31, 2007       December 31, 2006
                              ------------------------------------------------
                                             Weighted                Weighted
                                              average                 average
                                 Number of   exercise    Number of   exercise
     Trust unit rights         unit rights      price  unit rights      price
     -------------------------------------------------------------------------
     Outstanding, beginning
      of period                 11,284,872  $   27.76    9,447,625  $   28.45
     Granted                     5,189,346      33.24    3,257,622      39.77
     Exercised                    (665,155)     21.91     (407,750)     24.65
     Forfeited                  (1,322,979)     29.88   (1,012,625)     33.38
     -------------------------------------------------------------------------
     Balance before reduction
      of exercise price         14,486,084      29.80   11,284,872      30.89
     Reduction of exercise price
      for distributions paid             -      (4.11)           -      (3.13)
     -------------------------------------------------------------------------
     Outstanding,
      end of period             14,486,084  $   25.69   11,284,872  $   27.76
     -------------------------------------------------------------------------
     Exercisable,
      end of period              2,742,359  $   22.53    1,125,300  $   23.16
     -------------------------------------------------------------------------

     Penn West recorded unit-based compensation expense of $20.5 million for the year ended December 31, 2007, of which $5.5 million was charged to operating expense and $15.0 million was charged to general and administrative expense (2006 - $11.3 million, $2.8 million and
     $8.5 million respectively). Unit-based compensation expense is based on the fair value of rights issued and is amortized over the remaining vesting periods on a straight-line basis.

     The Binomial Lattice option-pricing model was used to determine the fair value of trust unit rights granted with the following weighted average assumptions:

     Year ended December 31                                2007        2006(2)
     -------------------------------------------------------------------------
     Average fair value of trust unit
      rights granted (per unit)                      $     6.38    $     8.10
     Expected life of trust unit rights (years)             3.0           4.5
     Expected volatility (average)                        24.9%         23.8%
     Risk-free rate of return (average)                    4.2%          4.1%
     Distribution yield(1)                                13.1%          9.9%
     -------------------------------------------------------------------------
     (1) Represents distributions declared as a percentage of the market price of trust units and does not account for any portion of distributions that represent a return of capital.
     (2) Rights granted prior to November 13, 2006 vest over a five-year period. Rights granted subsequent to November 13, 2006 vest over a three-year period.

     Trust unit savings plan

     Penn West has an employee trust unit savings plan for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00. Both the employee's and Penn West's contribution are used to acquire Penn West trust units. These trust units may be issued from treasury at the five-day volume weighted average month-end trading price on the Toronto Stock Exchange or purchased in the open market at prevailing market prices.

     9. Risk Management

     Changes in the fair value of all outstanding financial commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with a corresponding unrealized gain or loss in income.

     The following table reconciles the changes in the fair value of financial instruments outstanding on December 31, 2007:

     Risk management                                       2007          2006
     -------------------------------------------------------------------------
     Balance, beginning of period                    $     54.0    $      8.5
     Unrealized gain (loss)
      on financial instruments:
       Commodity collars                                 (182.0)         51.3
       Electricity swaps                                  (18.3)         (5.6)
       Interest rate swaps                                  0.5          (0.2)
       Foreign exchange forwards                           (1.8)            -
     -------------------------------------------------------------------------
     Fair value, end of period                       $   (147.6)    $    54.0
     -------------------------------------------------------------------------

     Penn West had the following financial instruments outstanding as at
     December 31, 2007:

                           Notional                                    Market
                             volume   Remaining term        Pricing     value
     -------------------------------------------------------------------------
     Crude oil collars
       WTI Collars    10,000 bbls/d   Jan/08 - Jun/08  US$ 60.00 to
                                                        $94.55/bbl   $   (9.2)
       WTI Collars    20,000 bbls/d   Jan/08 - Dec/08  US$ 67.50 to
                                                        $79.18/bbl     (109.8)
       WTI Collars    10,000 bbls/d   Jul/08 - Dec/08  US$ 67.00 to
                                                        $79.23/bbl      (24.9)

     Natural gas
      collars
       AECO Collars     9,200 mcf/d   Jan/08 - Mar/08   $8.18 to
                                                         $12.15/mcf       1.1
       AECO Collars    46,200 mcf/d   Jan/08 - Oct/08   $6.64 to
                                                         $7.79/mcf       (0.7)
       AECO Collars    46,200 mcf/d   Apr/08 - Oct/08   $6.60 to
                                                         $7.19/mcf       (2.0)

     Electricity swaps
       Alberta Power
        Pool Swaps            32 MW              2008   $75.02/MWh          -

       Alberta Power
        Pool Swaps            30 MW              2009   $76.23/MWh        0.1
       Alberta Power
        Pool Swaps            30 MW              2010   $76.23/MWh       (0.7)

     Interest rate
      swaps
                             $100.0   Jan/08 - Mar/08       4.356%        0.3
                             $100.0   Jan/08 - Nov/10       4.264%          -

     Foreign exchange
      forwards
       8-year term          US$80.0              2015  1.00934 CAD/USD   (0.6)
       10-year term         US$80.0              2017  1.00165 CAD/USD   (0.6)
       12-year term         US$70.0              2019  0.99125 CAD/USD   (0.2)
       15-year term         US$20.0              2022  0.98740 CAD/USD   (0.4)

     -------------------------------------------------------------------------
     Total                                                           $ (147.6)
     -------------------------------------------------------------------------

     A realized gain of $11.0 million (2006 - $17.3 million) on the electricity contracts has been included in the operating costs.

     Realized gains and losses on the interest rate swaps are charged to interest expense. In the period the fixed rate and the floating rate were approximately equal resulting in no reportable gain or loss being charged to interest rate expense in relation to the interest rate swaps.

     10. Income taxes

     On June 12, 2007, the Government of Canada enacted new tax legislation on publicly traded income trusts. Under the new rules, effective for the
     2011 tax year, distributions of certain types of income will no longer be deductible for income tax purposes by certain SIFT entities, including
     Penn West, and any resultant taxable income at the trust level will be taxed at an approximate of the corporate tax rate. At the time the legislation was enacted, the SIFT tax rate was 31.5 percent, which led to the recording of an additional $325.5 million future income tax liability and future income tax expense in the second quarter of 2007. In accordance with GAAP, prior to the enactment, the temporary differences in the Trust were not reflected in future income taxes. The Trust's temporary differences were primarily due to excess of the net book value of oil and natural gas properties assigned on the Petrofund acquisition, closing on June 30, 2006, over its tax pools. In the fourth quarter of
     2007, the Government of Canada enacted tax rate reductions which included a lower SIFT Tax rate of 29.5 percent in 2011, 28.0 percent in 2012 and subsequent, and a total reduction to future corporate income tax rates of
     3.5 percent. As a result of the substantive enactment of the above legislation, a $106.4 million future income tax reduction was recorded during the fourth quarter of 2007.

     11. Related-party transactions

     During 2007, Penn West paid $1.3 million (2006 - $4.1 million) of legal fees in the normal course of business to a law firm of which a partner is also a director of Penn West.

                             Investor Information
     -------------------------------------------------------------------------

     Penn West trust units and debentures are listed on the Toronto Stock
Exchange under the symbols PWT.UN, PWT.DB.A, PWT.DB.B, PWT.DB.C, PWT.DB.D,
PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the New York
Stock Exchange under the symbol PWE.

     A conference call will be held to discuss Penn West's results at 9:00 a.m.
Mountain Standard Time, 11:00 a.m. Eastern Standard Time, on February 22,
2008. The North American conference call number is 1-800-731-5774 toll-free or
416-644-3419 in the Toronto area. A taped recording will be available until
March 2, 2008 by dialing 877-289-8525 or 416-640-1917 and entering pass code
21261574 followed by the pound sign. This call will be broadcast live on the
Internet and may be accessed directly on the Penn West website
www.pennwest.com or at the following URL:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2154680.
     >>

     %SEDAR: 00022266E          %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Fax: (403)
777-2699, Toll Free: (866) 693-2707, Website: www.pennwest.com; Investor
Relations, Phone: (888) 770-2633, E-mail: investor_relations(at)pennwest.com;
William Andrew, CEO, Phone: (403) 777-2502, E-mail: bill.andrew(at)pennwest.com/
     (PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 01:15e 22-FEB-08